Managing Electric Power



Alternative Energy

Power Quality and Control Systems

Defense Systems

SatCon Technology Corporation

2004 Annual Report

We believe we are seeing a significant transformation in the way we generate, distribute and use energy, that electrical power is becoming smarter and more useful and that SatCon is building the electronics and intelligence systems to enable that change.

Our corporate strategy has remained to advance and transition technology and to design and manufacture products that are used to more efficiently manage electric power.

2004 was a year marked by several positive developments for SatCon. It was a year for focusing on cost cutting, increasing revenues, developing products, strengthening our management team and improving our overall financial position. We believed these were our highest priority goals at the beginning of 2004 and they remain so as we enter into 2005.

Our corporate strategy has remained to advance and transition technology and to design and manufacture products that are used to more efficiently manage electric power. From industrial automation to automobile, aircraft and shipboard systems, our products control, convert and distribute electric power to enable advances in alternative energy, hybrid electric vehicles, high throughput manufacturing, all electric ships and high reliability electronics devices. We believe a significant transformation is taking place in how we generate, distribute and use electrical power and that SatCon has the important enabling technology to facilitate that change.

Our corporate strategy has remained to develop and manufacture products that efficiently manage electric power. Our products control, convert and distribute electric power across many industries such as automation, automobile, aircraft and shipboard systems. These products are key to enabling much needed advances in alternative energy, hybrid electric vehicles, high throughput manufacturing, all electric ships and highly reliable electronic devices.

We are building a whole family of power control products with common architectures that can be applied over several markets. The need for these high capability products continues to grow as better control and management of electric power is required from a wider set of commercial and industrial customers adding to and improving on the level of technology used in their daily operations.

From a top line perspective, our plan is to focus our resources toward driving profitable top line growth. We continue to see the alternative energy sector as a significant market for the future. Our efforts—both in the photovoltaic (PV) and fuel cell energy systems markets—have positioned us well to take advantage of the growth in these markets. We believe that the market for alternative energy technologies will continue to experience significant growth and wider acceptance both in the United States and abroad. SatCon is well positioned to take advantage of that growth.

I would like to take this opportunity to share with our shareholders the successes we enjoyed in 2004 and our plans for 2005.

In 2004 we made great strides in cost reductions and controls.

In 2003, we had sustained losses in excess of $26 million. In 2004, we lost $4 million on an operating basis for the year. This was a significant improvement and one we attribute to reductions in operating costs, materials management, reduced overhead and productivity increases.

Our philosophy going forward is to maintain these stabilized costs while remaining committed to continued





monitoring of our operating efficiencies. We continue to believe that cost reductions and controls must be partnered with increased profitable revenues.

In 2004, our revenues increased by 27% from $27 million to $34 million.

This growth in revenue was a key factor in our ability to reduce our losses. From an operational standpoint, we saw great success from our Power Systems group. $5 million of the $7 million in revenue increases was from our Power Systems division. We also saw modest increases in our Electronics and Applied Technology divisions as well. As we look forward to 2005, we see improved sales in all of our markets, including defense systems, electronics, alternative energy, test and measurement and industrial automation.

In order to continue with this growth, we are concentrating on upgrading our sales and marketing efforts while maintaining our reduced cost infrastrucuture. We are also making special efforts to promote sales in our most promising product lines—alternative energy, power quality and electrical distribution systems.

During 2004, we introduced a new line of photovoltaic power conversion systems. SatCon's products provide a more cost effective alternative for solar integrators by eliminating many of the independent components and field wiring required by other designs. SatCon's photovoltaic inverters include all of the necessary equipment to convert solar array DC power to useable AC power and also allow the excess to be sold back to local utilities.

These PV inverters meet UL1741 certification, which then qualifies them to be listed by the California Energy Commission. These certifications enable SatCon's PV inverters to be eligible for California state-sponsored rebate programs, such as the California Public Utilities Commission Self Generation Incentive Program. In 2004, this program made available over $90 million in rebates for new solar array installations.

We also received a $1.8 million purchase order for an initial installation of a 2.2-megawatt Rotary Uninterruptible Power Supply, or UPS. Included in the purchase order is an option for a second UPS for $1.5 million. The final customer is the National Institute of Standards and Technology in Boulder, Colorado. We also recently received a letter of intent from a new hospital site for two of our rotary UPS's.

Sales of our semiconductor manufacturing components have increased significantly. Our magnetically levitated, or MagLev, products are the enabling components to one of our customer's semiconductor manufacturing equipment systems.

In our Electronics division, we were pleased to be certified by the United States Defense Supply Center to build space-qualified products to the military standard for the manufacture of hybrid microcircuits, or what is

We are making special efforts to promote our most promising product lines — alternative energy, power quality and electrical distribution systems.

known as Class K. Class K is the highest reliability level achievable in the assembly of hybrid microcircuits, which are used in such applications as secure communications, HDTV, satellite TV and radio signals, satellite controls and on-board diagnostics.

We have also launched a line of motor controller drivers, which are 60% smaller and 20% more thermally efficient than the competition. These assemblies will be available in a commercial off the shelf or hermetic version. These controllers combined with our state-of-the-art motors offer an additional unique market opportunity.

At the Applied Technology division, we have been making progress on several important programs, particularly the integrated power system, or IPS. We built and delivered a ship's zone of equipment to the Navy test facility in Philadelphia. The IPS is part of the power distribution system being designed for the Navy's "all electric" ship. The zone of SatCon equipment has been successfully progressing through test and evaluation for over a year.

While the Navy is a major customer for Applied Technology, we have continued to grow our customer base and our technology reach by developing products for hybrid electric vehicles, off road and military vehicles and other transportation projects. These products range from motors to controls and advanced power electronics. One such advancement includes the introduction of new state-of-the-art silicon carbide electronics in functioning power converters. Silicon carbide is considered by many to be the next generation of high power electronics replacing the standard silicon that is used today. This will allow even higher efficiencies for power electronics resulting in smaller sized packages, objectives coveted by the transportation, aerospace and defense sector industries.

We were also able to improve our financial position.

At the end of the year we were able to complete a modest equity financing that resulted in an $8 million improvement in our cash position. This, combined with our recent renegotiation of a $7 million dollar revolving line of credit, puts us in a stronger position going into 2005. In order to improve on that financial position we will need to increase profitable revenues in the markets described above.

An improved management team is key to our continued success.

We expanded our Board of Directors with the addition of two new independent directors, Joseph E. Levangie and Andrew R. Muir. Joe is Chief Executive Officer of JEL & Associates, a financial and investment services firm based in Bedford, Massachusetts. Previously, he served as Chief Financial Officer for Greenman Technologies, Inc. and Colorgen Inc. Joe graduated from MIT and received an MBA from Harvard. Andrew Muir has accumulated a 30-year experience base in international business experience in the scientific instrumentation, semiconductor and computer industries. He has worked with Perkin Elmer Corporation in Europe and here in the US. For over a decade, Dr. Muir has provided a wide range of management and advisory services to emerging technology companies. Dr. Muir earned his PhD. from Oxford University and his MBA from Pace University in New York.

effective team in place, comprised of shareholders, employees, suppliers and customers, and we are well to achieve our goals for 2005 and beyond.

Joe has a wealth of experience, insight and business acumen and extensive experience in assisting growing businesses. Given his financial expertise Joe has already been able to positively contribute to the Board's goal of achieving sustained profitability. Andrew's technical knowledge and operations management experience has given us an additional area of expertise for the Board. We think these will be very strong additions to the management team and will help us achieve our goals going forward.

We are also very fortunate to have Millard Firebaugh join us as our new President and Chief Operating Officer. Millard is a retired Navy admiral with a bachelor's degree in Physics, a master's degree in Electrical Engineering, a Naval Engineering degree and a Doctorate in Ocean Engineering, all from MIT. Previous to joining us, he served as the Vice President for Innovation and Chief Engineer of General Dynamics' Electric Boat Division.

Rear Admiral Firebaugh served for 33 years in the U.S. Navy, retiring in 1995 as the Deputy Commander for Design and Engineering and Chief Engineer for Naval Sea Systems Command. Millard is a recognized technical authority on Navy ship engineering. This will be a tremendous addition to SatCon and a significant step forward in our growth. He is a recognized leader who can help us improve our performance results and add credibility to our technology and product development initiatives.

Looking ahead, we remain confident in a bright future for SatCon.

Finally, I would like to discuss our plans for the future in both cutting costs and improving our top line growth. Going forward our plan is to continue to streamline our cost structure both at the corporate and operating level. As part of our plan, we recently took steps to reduce costs associated with finance, legal and management overhead. Operations is focusing on material cost-outs, such as offshore supplier development and procurement and seeking alternative domestic suppliers to promote competitive material costs. In addition our operating divisions are looking to improve inventory turns and reduce receivable days outstanding.

I would like to take this opportunity to thank each of you for your continued support. As we move forward in our quest to grow profitably in the future, I want to thank our employees for their dedication and our suppliers for providing us with quality goods and services. I believe that we have an effective team in place, comprised of shareholders, management, employees, suppliers and customers, and that we are well positioned to achieve our goals for 2005 and beyond.

David B. Eisenhaure
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Information

This Annual Report on Form 10-K, including, without limitations, this Item 7, contains or incorporates forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates," and similar expressions, whether in the negative or in the affirmative. Although we believe that these forward-looking statements reasonably reflect our plans, intentions and expectations, our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements below under the heading "Factors Affecting Future Results" that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statements we make.

Recent Developments

On June 16, 2004, SatCon Technology Corporation (the "Company") filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC"). The registration statement was declared effective by the SEC, allowing the Company to offer and sell up to $25 million aggregate amount of its common stock, preferred stock and warrants from time to time in one or more offerings. The terms of any such future offerings would be established at the time of such offering. At the time any of the securities covered by the registration statement are offered for sale, a prospectus supplement will be prepared and filed containing specific information about the terms of any such offering. As of November 30, 2004 no securities have been sold under the universal shelf registration statement on Form S-3.

On December 22, 2004, we sold 4,848,485 shares of common stock under the universal shelf registration statement directly to a group of investors for proceeds of $7,470,000, net of transaction costs. As part of the December 22, 2004 financing we also issued warrants to purchase up to 2,181,818 shares of common stock. These warrants have an exercise price of $2.00 per share. These warrants are immediately exercisable and expire on December 21, 2009. A portion of these proceeds was used to pay off amounts outstanding on our line of credit.

On December 21, 2004, we amended our existing $6.2 million credit line agreement with Silicon Valley Bank (the "Bank") through March 1, 2005. Through December 23, 2004, we had peak borrowings of approximately $1.7 million on our line of credit. As of December 23, 2004, there are no amounts outstanding under the line of credit.

Overview

SatCon designs, develops and manufactures high-efficiency high power electronics and a variety of standard and custom high-performance machines for specific applications. SatCon's power control products convert, store and manage electricity for businesses and consumers, the U.S Government and military that require high-quality, uninterruptible power. SatCon is utilizing its engineering and manufacturing expertise to develop products that it believes will be integral components of distributed power generation and power quality systems. SatCon's specialty motors are typically designed and manufactured for unique customer requirements such as high power-to-size requirements or high efficiency.

SatCon has expanded its business and capabilities through the following acquisitions:

- K&D MagMotor Corp.—a manufacturer of custom electric motors, acquired in January 1997.

- Film Microelectronics, Inc.—a manufacturer of hybrid microelectronics, acquired in April 1997.
- Inductive Components, Inc.—a value-added supplier of customized electric motors, acquired in January 1999.
- Lighthouse Software, Inc.—a supplier of control software for machine tools, acquired in January 1999.
- HyComp, Inc.—a manufacturer of electronic multi-chip modules, acquired in April 1999.
- Ling Electronics, Inc.—a manufacturer of test equipment, power converters, amplifiers and converters, acquired in October 1999.
- Inverpower Controls Ltd.—a manufacturer of power electronics modules and advanced high-speed digital controls, acquired in July 2001.

In addition, in November 1999, the Company acquired intellectual property, tooling and other assets from Northrop Grumman Corporation enabling the Company to manufacture and sell electric drivetrains and in September 2002, we acquired certain intellectual property, equipment and other assets from Sipex Corporation to expand our high-reliability data conversion product line.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, receivable reserves, inventory reserves, investment in Beacon Power Corporation, goodwill and intangible assets and income taxes. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates were discussed with our audit committee.

The significant accounting policies that management believes are most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

We recognize revenue from product sales in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and we have determined that collection of the fee is probable. Title to the product passes upon shipment of the product, as the products are typically shipped FOB shipping point, except for certain foreign shipments. If the product requires installation to be performed by us, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied. When appropriate, we provide for a warranty reserve at the time the product revenue is recognized.

We perform funded research and development and product development for commercial companies and government agencies under both cost reimbursement and fixed-price contracts. Cost reimbursement contracts provide for the reimbursement of allowable costs and, in some situations, the payment of a fee. These contracts may contain incentive clauses providing for increases or decreases in the fee depending on how costs compare with a budget. On fixed-price contracts, revenue is generally recognized on the percentage of completion method based upon the proportion of costs incurred to the total estimated costs for the contract. Revenue from reimbursement contracts is recognized as services are performed. In each type of contract, we receive periodic progress payments or payment upon reaching interim milestones and retain the rights to the intellectual property developed in government contracts. All payments to us for work performed on contracts with agencies of the U.S. government are subject to audit and adjustment by the Defense Contract Audit Agency. Adjustments are recognized in the period made. The Defense Contract Audit Agency has agreed-upon the final indirect cost rates for the fiscal year ended September 30, 2001. When the current estimates of total contract revenue and contract costs for product development contracts indicate a loss, a provision for the entire loss on the contract is recorded. Any losses incurred in performing funded research and development projects are recognized as funded research and development expenses as incurred. As of September 30, 2004 and 2003, we have accrued approximately $0.9 million and $0.4 million, respectively, for anticipated contract losses.

Cost of product revenue includes material, labor and overhead. Costs incurred in connection with funded research and development and other revenue arrangements are included in funded research and development and other revenue expenses.

Deferred revenue consists of payments received from customers in advance of services performed, product shipped or installation completed.

Unbilled contract costs and fees represent revenue recognized in excess of amounts billed due to contractual provisions or deferred costs that have not yet been recognized as revenue or billed to the customer.

Accounts Receivable

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible amounts is based primarily on a specific analysis of accounts in the receivable portfolio and historical write-off experience. While management believes the allowance to be adequate, if the financial condition of our customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required.

Inventory

We value our inventory at the lower of actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We periodically review inventory quantities on hand and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, as well as based on historical usage. Due to the custom and specific nature of certain of our products, demand and usage for products and materials can fluctuate significantly. A significant decrease in demand for our products could result in a short-term increase in the cost of inventory purchases and an increase of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

At the end of June 2003, we were actively engaged in selling our Shaker product line, and we were pursuing a strategy that we hoped would lead to a strategic alliance with a larger company for the development and exploitation of the advantages embodied in our Uninterruptible Power Supply ("UPS") system. During the process of considering various options, we concluded that both our Shaker and UPS system inventories were overvalued based upon the June 2003 plans. We analyzed the situation, recorded an increase to our valuation reserve and were actively considering offers for this product line. This reserve was based on our assessment of the situation as of that time. We had no orders associated with this reserved inventory and there was no sales force dedicated to the sales and marketing of these products. During the first quarter of fiscal 2004, we decided to terminate discussions about the possible sale of the Shaker product line and focus on generating orders. This decision to retain our Shaker product line was due in part to a significant improvement in our liquidity situation. The restarting of this line of business took some time and in the first quarter of 2004 no shaker units were sold. At the end of the first quarter, the gross inventory for our Shaker product line inventory totaled $2.1 million and our valuation reserve against that inventory was $2.0 million, or 95%. During our second and third quarters of fiscal 2004, we were successful in resuming sales levels of our Shakers. As a result, we used some inventory that we had largely written-down. During the second, third and fourth quarters of fiscal 2004, we sold inventory that originally had a cost of $0.6 million. As this inventory is used we reduce the valuation reserve on a first in first out and pro rata basis. In addition, we had originally accrued approximately $0.9 million for purchase commitments related to the UPS and Shaker product lines. In the third and fourth quarters of 2004, we sold products containing approximately $0.2 million of inventory previously reserved related to these purchase commitments. Although it is unclear how much of the remaining inventory we will sell and during which periods it will occur, as we sell this inventory our cost of product revenue will be lower than normal as this inventory has been largely written-down. As a result, to the extent this inventory is sold in the future, our margins will be favorably impacted compared with results that would otherwise be achieved.

Investment in Beacon Power Corporation

In September 2001, we owned 4,705,910 shares, or approximately 11.0%, of Beacon Power's outstanding voting stock. We determined that we did not have the ability to exercise significant influence over the operating and financial policies of Beacon Power and, therefore, accounted for our investment in Beacon Power using the fair value method as set forth in Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Debt and Equity Securities.* The investment was carried at fair value and designated as available for sale and any unrealized holding gains or losses were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss) so long as any unrealized losses were deemed temporary in nature. If the decline in fair value was judged to be other than temporary, the cost basis was written down to the fair value as a new cost basis and the amount of the write-down was included in the statement of operations. The new cost basis would not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss). Subsequent decreases in fair value, if not an other-than-temporary impairment, also were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss).

As of September 30, 2002, the quoted fair market value of Beacon Power's common stock held by us was $0.17 per share, or $0.8 million. Our historical cost basis in our investment in Beacon Power's common stock was approximately $0.59 per share, or $2.8 million, resulting in an unrealized loss of $2.0 million as of September 30, 2002. We determined that of this $2.0 million, $1.4 million represented an other than temporary decline based on the extent and length of the time the stock price has been below its cost as well as its assessment of the financial condition and near term prospects of Beacon Power. We recorded a charge of $1.4 million in the statement of operations to realize this portion of the loss. This charge was measured based on the trading value of Beacon Power's common stock during the month of November and early December of 2002 and was less than the gross unrealized loss due to subsequent recovery of Beacon Power's stock price, as well as our ability and intent to hold the stock for a long enough period of time for it to recover to the new cost basis. After this write-down, the new cost basis of the Beacon Power common stock held by us was approximately $0.30 per share and the unrealized loss of the Beacon Power common stock held by us was $0.6 million as of September 30, 2002.

As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by us was $0.18 per share, or $0.8 million. Our cost basis in our investment in Beacon Power's common stock was approximately $0.30 per share, or $1.4 million, resulting in an unrealized loss of $0.5 million as of March 29, 2003. As of March 29, 2003, we believed the difference in the current fair market value and the cost basis of our investment represented an other than temporary decline based upon our ability and intent to hold the stock for a long enough period of time for it to recover. We recorded a charge of $0.5 million in our statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by us was $0.18 per share.

During June and July 2003, we sold all of our 4,705,910 shares of our Beacon Power Corporation common stock for proceeds of $1.7 million, net of fees and commissions. As a consequence of the sale of these shares, we realized a gain of $0.9 million, which is included in our results for the fiscal year ending September 30, 2003.

The following summarizes our investment in Beacon Power Corporation:

	As of September 30, 2003 and for the year then ended		As of September 30, 2002 and for the year then ended	
	$ (In Millions)	Per Share	$ (In Millions)	Per Share
Carrying value	$ —	$ —	$ 0.8	$ 0.17
Cost	$ —	$ —	$ 1.4	$ 0.30
Unrealized loss	$ —	$ —	$(0.6)	$(0.13)
Realized loss from write-down	$(0.5)	$(0.12)	$(1.4)	$(0.30)
Realized gain from sale	$ 0.9	$ 0.19	$ —	$ —

In addition, we have a warrant to purchase 173,704 shares of Beacon Power's common stock that has an exercise price of $1.25 per share and expires in 2005. We account for this warrant in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and, therefore, record the warrant at its fair value. As of September 30, 2004 and 2003, the warrant to purchase Beacon Power common stock had a fair value of $7,036 and $97,490, respectively.

Goodwill and Intangible Assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. We have accounted for our acquisitions using the purchase method of accounting. Values were assigned to goodwill and intangible assets based on third-party independent valuations, as well as management's forecasts and projections that include assumptions related to future revenue and cash flows generated from the acquired assets.

Effective October 1, 2001, we adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement affects our treatment of goodwill and other intangible assets. The statement requires impairment tests be periodically repeated and on an interim basis, if certain conditions exist, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives ceased.

We determine the fair value of each of the reporting units based on a discounted cash flow income approach. The income approach indicates the fair value of a business enterprise based on the discounted value of the cash flows that the business can be expected to generate in the future. This analysis is largely based upon projections prepared by us and data from sources of publicly available information available at the time of preparation. These projections are based on management's best estimate of future results. In making these projections, we consider the markets we are addressing, the competitive environment and our advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material. In addition, we perform a macro assessment of the overall likelihood that we would achieve the projected cash flows and performed sensitivity analysis using historical data as the basis for projected cash flows.

Long-Lived Assets

As of October 1, 2002, we adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement requires that long-lived assets be reviewed for possible impairment, if certain conditions exist, with impaired assets written down to fair value.

We determine the fair value of certain of the long-lived assets based on a discounted cash flow income approach. The income approach indicates the fair value of a long-lived assets based on the discounted value of the cash flows that the long-lived asset can be expected to generate in the future over the life of the long-lived asset. This analysis is based upon projections prepared by us. These projections represent management's best estimate of future results. In making these projections, we consider the markets we are addressing, the competitive environment and our advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material. In addition, we perform a macro assessment of the overall likelihood that we would achieve the projected cash flows and performed sensitivity analysis using historical data as the basis for projected cash flows.

Income Taxes

The preparation of our consolidated financial statements requires us to estimate our income taxes in each of the jurisdictions in which we operate, including those outside the United States, which may be subject to certain risks that ordinarily would not be expected in the United States. The income tax accounting process involves estimating our actual current exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities. We must then record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. We have recorded a full valuation allowance against our deferred tax assets of $36.9 million as of September 30, 2004, due to uncertainties related to our ability to utilize these assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to adjust our valuation allowance which could materially impact our financial position and results of operations.

Results of Operations

Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003

Product Revenue. Product revenue increased by $5.4 million, or 25%, from $21.6 million in fiscal year 2003 to $27.0 million in fiscal year 2004. Nearly all of the increase in revenue came from our Power Systems division and was due to increased sales across all product lines, most noticeably in our Magnetics and Power Conversion products. In addition, our Power Systems revenue included approximately $0.8 million of revenue that was deferred as of September 30, 2003 related to two UPS systems for which certain conditions were not fulfilled, requiring deferral until those conditions were satisfied in fiscal 2004.

Funded research and development and other revenue. Funded research and development and other revenue increased by $1.9 million, or 36%, from $5.3 million in fiscal year 2003 to $7.2 million in fiscal year 2004. This increase was primarily attributable to an increase in revenue of $1.7 million from a Naval program and $0.9 million from a photovoltaics contract. These increases were offset in part by a $0.7 million reduction in revenue from the wind down of a contract with General Atomics to develop integrated power systems for the future U.S. Navy's "all-electric" ship.

Cost of product revenue. Cost of product revenue decreased by $3.6 million, or 14%, from $26.0 million in fiscal year 2003 to $22.4 million in fiscal year 2004 despite the increase in product revenue of $5.4 million. The decrease was primarily attributable to two factors: lower manufacturing cost structure and the absence of the $2.7 million charge incurred in the third quarter of fiscal 2003 to reduce the carrying value of inventory. These factors were offset in part, however, by an increase in higher materials cost associated with the increase in sales volume. In addition, we sold products that contained certain materials, which had been substantially written down or reserved which resulted in reduced costs. This improved gross margin by $0.8 million during 2004. As a result of these changes and higher sales volumes, gross margins improved from (20%) in 2003, to 17% in 2004.

Funded research and development and other revenue expenses. Funded research and development and other revenue expenses increased by $1.0 million, or 20%, from $5.0 million in fiscal year 2003 to $6.0 million in fiscal year 2004. The total in 2004 includes $0.9 million accrued on fixed price contracts where we expect to incur additional future losses. During fiscal year 2003, we began work on a $1.1 million program with EDO Corporation ("EDO") for the design and development of a power converter for a new mine sweeping system for the U.S. Navy's Organic Airborne and Surface Influence Sweep system ("OASIS"). This contract was subsequently increased to $1.5 million during fiscal year 2004. We have deferred recognizing revenue on this program until the contract is complete. In fiscal year 2004 and 2003, approximately $0.9 million and $0.6 million, respectively, of the contract loss was incurred which relates to the contract with EDO Corporation, of which approximately $0.5 million was accrued in the fourth quarter of fiscal 2004. (See Note B). The gross margin on funded research and other revenue improved from 5% in fiscal year 2003 to 17% in fiscal year 2004. This improvement is primarily reflective of an increase in revenues.

Unfunded research and development expenses. We did not expend funds on unfunded research and development in fiscal year 2004 compared with $1.5 million in fiscal year 2003. The primary reason for this reduction in unfunded research and development expenses was due to the completion of the UPS development activity and, to a lesser degree, the elimination of the radio frequency research effort in our Electronics division.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $4.2 million, or 31%, from $13.6 million in fiscal year 2003 to $9.4 million in fiscal year 2004. Approximately half of this decrease was due to a reduction in the selling and administrative cost structure in our Power Systems division. The remaining reduction was also due to reduced spending in our corporate costs reflecting general streamlining of outside services and internal staffing.

Amortization of intangibles. Amortization of intangibles decreased by $0.1 million from $0.5 million in fiscal year 2003 to $0.4 million in fiscal year 2004.

Write-off of long-lived assets. There were no write offs of long-lived assets in fiscal year 2004. In fiscal year 2003, we recorded a $0.7 million charge representing an impairment in the carrying value of the long-lived assets in our Worcester, Massachusetts manufacturing facility. This was required as a result of our decision to streamline our operations. We had decided to reduce our UPS sales, our Shaker product line, marketing and development effort and planned to form a strategic alliance with a major company. In this scenario, our Worcester facility will have the Magnetics (Servo Motors and its Maglev products), EPT and StarSine as its remaining product lines. Based in large part on our recent history, we prepared a cash flow forecast of these products over the 7 years—representing the current lease and our 5-year option to extend. At that time we did not expect to recoup the value of our long-lived assets. These assets, before write-down, approximate $3.2 million and are comprised primarily of leasehold improvements made within the last few years. Given this situation, we performed a fair market analysis of this asset and determined that a $0.7 million charge was required in our fiscal third quarter of 2003 representing an impairment of this long-lived asset. Subsequently, late in calendar 2003, we decided to retain our Shaker product line due in part to a significant improvement in our liquidity situation and increased demand for the product.

Write-off of impaired goodwill and intangible assets. There were no write offs of impaired goodwill and intangible assets in fiscal year 2004. In fiscal year 2003, we experienced a significant adverse change in the business climate, in particular, significant reductions in revenue and cash flows. This coupled with our current liquidity issues at that time, required us to consider selling assets unrelated to our engineering and manufacturing expertise in electromechanical systems. The assets and product lines we considered selling included our Ling Shaker product line, our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to the hybrid electric vehicles. Based on these conditions, we performed an impairment test on an interim basis. We determined the fair value of each of the reporting units based on a discounted cash flow income approach. This analysis was largely based upon historical data. Based on the results of the first step of the goodwill impairment test, we determined that the fair value of the Applied Technology and Electronics reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of March 29, 2003. As a result, the second step of the goodwill impairment test was not required to be completed. We will continue to perform a goodwill impairment test for these reporting units on an annual basis and on an interim basis, if certain conditions exist. Based on the results of the first step of the goodwill impairment test, we determined that the fair value of the Power Systems reporting unit did not exceed its carrying amount. The fair value was determined to approximate the fair value of the net tangible assets. The second step of the impairment test required us to write off the unamortized balance of the goodwill and intangible assets of the Power Systems reporting unit as of March 29, 2003 of $5.8 million. Late in calendar 2003, we decided to retain our Shaker product line due in part to a significant improvement in our liquidity situation. However, we continue to consider selling our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry, which was sold in fiscal year 2004, and patents acquired from Northrop Grumman related to hybrid electric vehicles.

Net unrealized gain/(loss) on warrants to purchase common stock. We incurred a $0.1 million net unrealized loss on warrants to purchase common stock in fiscal year 2004, compared with an unrealized gain of $0.1 million in 2003. We account for our warrants to purchase Mechanical Technology Incorporated's common stock and to purchase Beacon Power Corporation's common stock in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and, therefore, we have recorded these warrants at their fair value at September 30, 2004. Our warrants to purchase Mechanical Technology Incorporated's common stock expired unexercised on October 21,

2003 and January 31, 2004 and we no longer account for these warrants in accordance with SFAS No. 133.

Write-down of investment in Beacon Power Corporation. We accounted for our investment in Beacon Power using the fair value method as set forth in SFAS No. 115, *Accounting for Certain Debt and Equity Securities*. As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by us was $0.18 per share, or $0.8 million. Our cost basis in our investment in Beacon Power's common stock was approximately $0.30 per share, or $1.4 million, resulting in an unrealized loss of $0.5 million as of March 29, 2003. As of March 29, 2003, we believed the difference in the current fair market value and the cost basis of our investment represented an other than temporary decline based upon our ability and intent to hold the stock for a long enough period of time for it to recover. We recorded a charge of $0.5 million in the statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by us was $0.18 per share. During 2003, we sold all of our shares of Beacon Power Corporation common stock.

Realized gain from sale of Beacon Power Stock. During June 2003, we commenced the sale of the 4,705,910 shares of Beacon Power Corporation common stock. Through June 28, 2003, we had sold 3,996,626 of those shares for proceeds of $1.5 million, net of fees and commissions. As a consequence of the sale of these shares, we realized a gain of $0.8 million. The remaining shares were sold early in our fiscal fourth quarter of 2003 and we realized a gain of $0.1 million, which was included in our results for the fiscal quarter ended September 30, 2003.

Interest expense. Interest expense was $6.9 million for fiscal year 2004 compared with $4.0 million for fiscal year 2003, an increase of $2.9 million. Interest expense for fiscal year 2004 was virtually all comprised of non-cash items, including $6.1 million amortization of discount on the convertible redeemable Series B preferred stock, $0.2 million amortization of the discount on the subordinated convertible debentures, $0.2 million associated with the redeemable convertible Series A preferred stock and subordinated debentures, the amortization of the fair value, as determined using the Black-Scholes option pricing model, of the warrants we issued in connection with our existing line of credit of $0.1 million and $0.1 million associated with the Series B preferred stock, offset by a benefit from the negotiated reduction in fees associated with the February 2003 transaction. Interest expense for fiscal year 2003 includes the amortization of the fair value, as determined using the Black-Scholes option pricing model, of the warrants we issued in connection with our existing line of credit was $0.1 million and $0.1 million of costs associated with the forbearance agreement entered into on December 19, 2002.

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

Product Revenue. Product revenue decreased by $9.2 million, or 30%, from $30.8 million in fiscal year 2002 to $21.6 million in fiscal year 2003. The decrease in revenue was comprised of $7.5 million in our Power Systems Division and $1.7 million in our Electronics Division.

The decline of $7.5 million in Power Systems was due to significantly lower sales in all product lines. Approximately two-thirds of this variance was in our Power Conversion and Test & Measurement product lines; we also experienced reductions in our Magnetics and Motors and Service and Parts product lines. These lower sales reflect an overall general weakness in our business. During the fiscal year ended September 30, 2003, we shipped two UPS systems to third parties—one a 250 kilowatt unit and one a 2.2 megawatt unit. Both transactions had conditions that were not fulfilled as of September 30, 2003; therefore we continued to defer this revenue.

The decrease of $1.7 million in Electronics revenue reflected the continued weakness in the telecommunication and semiconductor industries. In part because of general economic weakness, we experienced lower sales in both our commercial and military sectors.

Funded research and development and other revenue. Funded research and development and other revenue decreased by $5.5 million, or 51%, from $10.8 million in fiscal year 2002 to $5.3 million in fiscal year 2003. This decrease was attributable to the reduction in revenue of $2.5 million from a program with the Department of Energy to develop low-cost power conversion modules for electric and hybrid-electric vehicles ("AIPM"), and $0.5 million from a program with General Atomics for the U.S. Navy's electric missile air launch system ("EMALS"). These reductions were the results of these programs being completed. In addition, the decrease was attributable to a reduction in revenue of $1.9 million from programs with General Atomics to develop integrated power systems for future U.S. Navy's "all-electric" ship platforms ("IPS") and to deliver modular, electric power converter and control assemblies to be installed on the RV Triton, a British research vessel ("TRITON)". During fiscal year 2003, we began work on a $1.1 million program with EDO Corporation ("EDO") for the design and development of a power converter for a new mine sweeping system for the U.S. Navy's Organic Airborne and Surface Influence Sweep system ("OASIS"). We have deferred recognizing revenue on this program until the contract is complete. As of September 30, 2003, we have deferred $0.7 million of costs associated with this program.

Cost of product revenue. Cost of product revenue decreased by $3.6 million, or 12%, from $29.6 million in fiscal year 2002 to $26.0 million in fiscal year 2003. This was primarily due to lower material costs of $2.2 million directly related to our decline in revenue. We also experienced a reduction of $2.7 million in manufacturing and overhead costs reflecting a reduction in the cost structure of the business. These reductions were offset in part by a higher provision for excess and obsolete inventory and purchase commitments of $1.3 million primarily related to inventory for our Shaker and UPS system products. In general, our businesses operated on negative margins at the current revenue levels due to excess manufacturing capacity, which is expensed as incurred. Since our cost structure, except for materials, is relatively fixed, our revenue levels significantly affect our gross margin. The large drop in revenue for the year coupled with the valuation adjustment, were the major reasons why our product gross margin declined from 4% in fiscal year 2002 to (20%) in fiscal year 2003.

Funded research and development and other revenue expenses. Funded research and development and other revenue expenses decreased by $2.1 million, or 30%, from $7.2 million in fiscal year 2002 to $5.0 million in fiscal year 2003. The decrease was directly attributable to the reduction in funded research and development revenue. The gross margin on funded research and other revenue declined from 34% in fiscal year 2002 to 5% in fiscal year 2003. In large part, this decline is reflective of the fact that there is a significant fixed overhead component in our funded research and development and other revenue expenses. During fiscal year 2003, we entered into a fixed-price contract with EDO for OASIS. We expect to incur costs in excess of the contract value and accordingly have accrued for this loss of $0.6 million in the fourth quarter of fiscal year 2003.

Unfunded research and development expenses. Unfunded research and development expenses decreased by $4.4 million, or 75%, from $5.9 million in fiscal year 2002 to $1.5 million in fiscal year 2003. During fiscal year 2002, we were involved in developing the UPS product line in Power Systems, which is largely completed. This is the major reason for the reduction in unfunded research and development. In addition, we have greatly reduced our development of radio frequency activity in our Electronics Division and terminated the biosensor activity in our Applied Technology Division.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $2.3 million, or 14%, from $15.9 million in fiscal year 2002 to $13.6 million in fiscal year 2003. This decrease was the direct result of cost savings including the restructuring activities completed during the last half of fiscal year 2002.

Amortization of intangibles. Amortization of intangibles decreased by $0.1 million, or 14%, from $0.6 million in fiscal year 2002 to $0.5 million in fiscal year 2003. This was the result of the write-off of intangible assets as described below.

Restructuring costs. During April 2002, we commenced a restructuring plan designed to streamline our production base, improve efficiency and enhance our competitiveness and recorded a restructuring charge of $1.5 million. The restructuring charge included approximately $0.6 million for severance costs associated with the reduction of approximately 60 employees, or 17% of the work force. The reductions occurred in the following business segments: Applied Technology—9: Corporate—2; Electronics—16; and Power Systems—33. On a functional basis, the reductions were: manufacturing—45; research and development—4; and selling, general and administrative—11. The balance of the restructuring charge relates to the closing of the Anaheim, CA facility. These costs include approximately $0.3 million of cash charges primarily related to rent, real estate taxes and operating costs to be paid through the remainder of the lease and an estimated $0.3 million of other cash charges for restoration and clean-up. In addition, approximately $0.2 million of the restructuring charge relates to non-cash charges on assets disposed of.

Write-off of long-lived assets. We recorded a $0.7 million charge representing an impairment in the carrying value of the long-lived assets in our Worcester, Massachusetts manufacturing facility. This was required as a result of our decision to streamline our operations. We have decided to reduce our UPS sales, our Shaker product line, marketing and development effort and plan to form a strategic alliance with a major company. In this scenario, our Worcester facility will have the Magnetics (Servo Motors and its Maglev products), EPT and StarSine as its remaining product lines. Based in large part on our recent history, we prepared a cash flow forecast of these products over the 7 years—representing the current lease and our 5-year option to extend—we do not expect to recoup the value of our long-lived assets. These assets, before write-down, approximate $3.2 million and are comprised primarily of leasehold improvements made within the last few years. Given this situation, we performed a fair market analysis of this asset and determined that a $0.7 million charge was required in our fiscal third quarter representing an impairment of this long-lived asset. Late in calendar 2003, we decided to retain our Shaker product line due in part to a significant improvement in our liquidity situation.

Write-off of impaired goodwill and intangible assets. During the three months ended March 29, 2003, we experienced a significant adverse change in the business climate, in particular, significant reductions in revenue and cash flows. This coupled with our current liquidity issues at that time, required us to consider selling assets unrelated to our engineering and manufacturing expertise in electromechanical systems. The assets and product lines we considered selling included our Ling Shaker product line, our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to the hybrid electric vehicles. Based on these conditions, we performed an impairment test on an interim basis. We determined the fair value of each of the reporting units based on a discounted cash flow income approach. This analysis was largely based upon historical data. Based on the results of the first step of the goodwill impairment test, we determined that the fair value of the Applied Technology and Electronics reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of March 29, 2003. As a result, the second step of the goodwill impairment test was not required to be completed. We will continue to perform a goodwill impairment test for these reporting units on an annual basis and on an interim basis, if certain conditions exist. Based on the results of the first step of the goodwill impairment test, we determined that the fair value of the Power Systems reporting unit did not exceed its carrying amount. The fair value was determined to approximate the fair value of the net tangible assets. The second step of the impairment test required us to write off the unamortized balance of the goodwill and intangible assets of the Power Systems reporting unit as of March 29, 2003 of $5.8 million. Late in calendar 2003, we decided to retain our Shaker product line due in part to a significant improvement in our liquidity situation. However, we continue to consider selling our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to hybrid electric vehicles.

Net unrealized gain (loss) on warrants to purchase common stock. Net unrealized gain on warrants to purchase common stock in fiscal year 2003 was $0.1 million as compared with a net unrealized loss of $0.5 million in fiscal year 2002. We account for our warrants to purchase Mechanical Technology Incorporated's common stock and to purchase Beacon Power Corporation's common stock in accordance with SFAS No. 133 and, therefore, we have recorded these warrants at their fair value at September 30, 2003.

Unrealized loss on Series B warrants. Unrealized loss on Series B warrants in fiscal year 2003 was $1.9 million. We account for our Series B warrants issued in connection with the February 2003 financing transaction in accordance with SFAS No. 133 and, therefore, we have recorded these warrants at their fair value at September 30, 2003. Because we did not achieve certain financial conditions for our fourth quarter of fiscal year 2003, the exercise price of these warrants was reduced from $1.50 per share down to $1.00 per share. Accordingly, we considered this fact in determining the fair value at September 30, 2003.

Write-down of investment in Beacon Power Corporation common stock/ Realized gain from sale of Beacon Power Corporation common stock. We accounted for our investment in Beacon Power using the fair value method as set forth in SFAS No. 115. As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by the Company was $0.18 per share, or $0.8 million. Our cost basis in our investment in Beacon Power's common stock was approximately $0.30 per share, or $1.4 million, resulting in an unrealized loss of $0.5 million as of March 29, 2003. As of March 29, 2003, we believed the difference in the current fair market value and the cost basis of our investment represented an other than temporary decline based upon our ability and intent to hold the stock for a long enough period of time for it to recover. We recorded a charge of $0.5 million in the statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by us was $0.18 per share. During June 2003, we commenced the sale of the 4,705,910 shares of our Beacon Power Corporation common stock. As of September 30, 2003, we had sold all of those shares for proceeds of $1.7 million, net of fees and commissions. As a consequence of the sale of these shares, we realized a gain of $0.9 million.

Interest income (expense), net. Interest expense, net was $4.0 million for fiscal year 2003 compared with interest income, net of $0.1 million for fiscal year 2002, an increase in interest expense of $4.1 million. Interest expense for the fiscal year ended September 30, 2003 includes the following: $0.1 million fees associated with the line of credit; $0.2 million of interest expense associated with outstanding amounts under the line of credit; $0.3 million of expense associated with the issuance of warrants in connection with the line of credit; $0.1 million of fess associated with forbearances of loan covenant violations; $0.1 million on capital lease obligations; $2.5 million amortization of discount on the convertible redeemable Series A preferred stock; $0.2 million dividends on convertible redeemable Series A preferred stock; and $0.4 million of amortization of discount on the convertible subordinated debentures.

Quarterly Results of Operations (Unaudited)

The following table presents unaudited quarterly statement of operations data for the eight quarters ended September 30, 2004. This data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This data includes all adjustments, consisting solely of normal recurring adjustments, which we believe necessary for a fair presentation of this information. The operating results for any quarter are not necessarily indicative of results to be expected for any future period. In fiscal 2003, the historical quarterly data for the fiscal year ended September 30, 2003 was adjusted to reflect the impact of recognizing revenue on a funded research and development contract using the completed-contract method instead of the percentage-of-completion method. The impact of this adjustment was as follows:

	Three Months Ended		
	June 28, 2003	Mar. 29, 2003	Dec. 28, 2002
	(in thousands, except per share data)		
Funded research and development and other revenue	$(347)	$(170)	$ (241)
Funded research and development and other revenue expenses	$(347)	$(267)	$ (144)
Operating (loss) income	$ —	$ 97	$ (97)
Net (loss) income	$ —	$ 97	$ (97)
Net (loss) income attributable to common stockholders per weighted average share, basic and diluted	$ —	$0.01	$(0.01)

In addition, at September 30, 2004 the current estimate of the contract revenue and contract costs for this contract indicated a loss, a provision of $1.5 million for the entire loss, of which $0.9 million and $0.6 million were incurred as of September 30, 2004 and 2003, respectively, on this contract was recorded and is included in funded research and development and other revenue expenses. During the fiscal fourth quarters of 2004 and 2003, the Company recorded $0.5 million and $0.3 million, respectively, related to this contract loss.

	Three Months Ended							
	Sept. 30, 2004	June 26, 2004	Mar. 27, 2004	Dec. 27, 2003	Sept. 30, 2003	June 28, 2003	Mar. 29, 2003	Dec. 28, 2002
	(in thousands, except per share data)							
Statement of Operations Data								
Revenue:								
Product revenue	$ 7,717	$ 6,841	$ 6,205	$ 6,208	$ 7,056	$ 5,011	$ 4,250	$ 5,331
Funded research and development and other revenue	1,483	1,771	1,954	1,979	1,728	1,079	1,126	1,349
Total revenue	9,200	8,612	8,159	8,187	8,784	6,090	5,376	6,680
Operating costs and expenses:								
Cost of product revenue	6,528	5,483	5,164	5,198	6,223	8,117	5,578	6,101
Research and development and other revenue expenses:								
Funded research and development and other revenue expenses	1,771	1,416	1,416	1,379	2,011	851	940	1,236
Unfunded research and development expenses	(2)	4	0	1	65	313	533	581
Total research and development and other revenue expenses	1,769	1,420	1,416	1,380	2,076	1,164	1,473	1,817
Selling, general and administrative expenses	2,307	2,249	2,565	2,242	2,589	3,281	3,914	3,780
Amortization of intangibles	112	112	112	111	112	99	147	147
Write-off of impaired long-lived assets	—	—	—	—	—	700	—	—
Write-off of impaired goodwill and intangible assets	—	—	—	—	—	—	5,751	—
Total operating costs and expenses	10,716	9,264	9,257	8,931	11,000	13,361	16,863	11,845
Operating loss	(1,516)	(652)	(1,098)	(744)	(2,216)	(7,271)	(11,487)	(5,165)
Net unrealized gain (loss) on warrants to purchase common stock	(10)	(77)	(46)	43	69	16	(9)	6
Unrealized loss on Series B warrants	—	—	—	35	(1,879)	—	—	—
Write-down of investment in Beacon Power Corporation common stock	—	—	—	—	—	—	(542)	—
Realized gain from sale of Beacon Power Corporation common stock	—	—	—	—	104	795	—	—
Other income (loss)	(4)	3	—	—	15	—	56	—
Interest income	3	3	4	2	—	2	1	2
Interest expense	(73)	(72)	(6,502)	(258)	(3,293)	(317)	(170)	(198)
Net loss	$(1,600)	$ (795)	$(7,642)	$ (922)	$(7,200)	$(6,775)	$(12,151)	$(5,355)
Net loss attributable to common stockholders per weighted average share, basic and diluted	$ (0.06)	$ (0.03)	$ (0.29)	$ (0.04)	$ (0.37)	$ (0.36)	$ (0.68)	$ (0.32)
Weighted average number of common shares, basic and diluted	28,201	28,078	26,784	24,303	19,435	18,886	17,831	16,878

Liquidity and Capital Resources

As of September 30, 2004, we had $2.2 million of cash, of which $1.0 million was restricted. At this time no funds had been drawn against our $6.3 million line of credit with Silicon Valley Bank. The maximum amount we can borrow under this agreement is $5.0 million based upon 80% of eligible receivables. As of September 30, 2004, approximately $4.5 million could have been borrowed based on the level of eligible receivables. In July 2004, the Company accepted an order from an overseas customer for $0.9 million. The order has been completed and is expected to be accepted by the customer in December 2004 or January 2005. In part because the customer will be making progress payments, the Company has agreed to set aside $0.9 million of cash in return for our bank issuing a letter of credit to guarantee performance. This $0.9 million is included in the restricted cash balance and will be restricted for use by the Company until the order is successfully fulfilled. As of September 30, 2004 we had received progress payments related to this job in the amount of $0.5 million. If, however, we fail to fulfill the order, the customer will have the right to demand payment from this letter of credit, which would result in our loss of this cash. Finally, our trade payables, at September 30, 2004, totaled $3.9 million, of which $0.5 million were for invoices over 60 days old. In addition, we had $0.6 million of accrued accounts payable at September 30, 2004 for goods and services received but not yet invoiced.

In October 2003, warrants to purchase 1.6 million shares of our Common Stock were exercised for net proceeds of $1.5 million, we sold an additional $0.1 million of convertible subordinated debentures and we sold shares of Series B preferred stock for proceeds of approximately $6.9 million, net of placement agent's fees and other issuance costs.

In November 2003, with the proceeds from these financing transactions, we paid off the outstanding balance under the line of credit of $1.8 million and the Bank released $0.4 million of the $0.5 million of cash previously restricted. In addition, on December 12, 2003, we amended our agreement with the Bank. Under the amended agreement, the Bank provided us with a line of credit of up to approximately $6.2 million (the "Amended Loan"), which had been recently extended through March 1, 2005. Through December 23, 2004, we had peak borrowings of $1.7 million on our credit line. As of December 23, 2004, there are no amounts outstanding under the credit line.

On December 22, 2004, we sold 4,848,485 shares of common stock under the universal shelf registration statement directly to a group of investors for proceeds of $7,470,000, net of transaction costs. As part of the December 22, 2004 financing we also issued warrants to purchase up to 2,181,818 shares of common stock. These warrants have an exercise price of $2.00 per share. These warrants are immediately exercisable and expire on December 21, 2009. A portion of the proceeds was used to pay off amounts outstanding on our line of credit.

We anticipate that our current cash, after the common stock sale in December 2004, together with the ability to borrow under the Amended Loan will be sufficient to fund our operations at least through September 30, 2005. This assumes that we will achieve our business plan, be able to amend or extend our current agreement with the Bank at least through September 30, 2005, complete our fixed price contract with EDO Corporation and remain in compliance with all Amended Loan covenants. If, however, we are unable to realize our business plan, are unable to successfully complete our contract with EDO Corporation and are unable to agree upon and remain in compliance with an amended loan agreement with the Bank, we may be forced to raise additional funds by selling stock or taking other actions to conserve our cash position.

If additional funds are raised in the future through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience additional dilution. The terms of additional funding may also limit our operating and financial flexibility. There can be no assurance that additional financing of any kind will be available to us on terms acceptable to us, or at all. Failure to obtain future funding when needed or on acceptable terms would materially, adversely affect our results of operations.

Our financial statements for our fiscal year ended September 30, 2004, which are included in our Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification, which raises substantial doubt with respect to our ability to continue as a going concern. However, our business plan, which envisions a significant improvement in results from the recent past, contemplates sufficient liquidity to fund operations at least through September 30, 2005. The receipt of a going concern qualification may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations.

We have incurred significant costs to develop our technologies and products. These costs have exceeded total revenue. As a result, we have incurred losses in each of the past five years. As of September 30, 2004, we had an accumulated deficit of $127.7 million. Since inception, we have financed our operations and met our capital expenditure requirements primarily through the sale of private equity securities, public security offerings, and borrowings on our line of credit and capital equipment leases.

As of September 30, 2004, our cash and cash equivalents were $2.2 million, including restricted cash and cash equivalents of $1.0 million; this represents an increase in our cash and cash equivalents of $1.0 million from the $1.2 million on hand at September 30, 2003. Cash used in operating activities for the twelve months ended September 30, 2004 was $5.5 million as compared to $7.3 million for the twelve months ended September 30, 2003. Cash used in operating activities during the twelve months ended September 30, 2004 was primarily attributable to the net loss, net of unrealized gain on warrants to purchase common stock, offset by non-cash items such as depreciation and amortization, deferred revenue, increases in allowances for uncollectible accounts and excess and obsolete inventory, non-cash compensation and consulting expense, non-cash interest expense and decreases in working capital. In particular, we reduced our trade payables for invoices over 60 days old from $3.5 million as of September 30, 2003 to $0.5 million as of September 30, 2004.

Cash used in investing activities during the twelve months ended September 30, 2004 was $0.4 million as compared to cash provided by investing activities of $1.5 million for the twelve months ended September 30, 2003. Cash used in investing activities during the fiscal year ended September 30, 2004, was a result of capital expenditures. Cash provided by investing activities during the fiscal year ended September 30, 2003 was primarily a result from the proceeds from the sale of our Beacon Power Corporation common stock of $1.7 million.

Cash provided by financing activities for the twelve months ended September 30, 2004 was $6.9 million as compared to $4.8 million for the twelve months ended September 30, 2003. Net cash provided by financing activities during the twelve months ended September 30, 2004 includes $7.0 million of proceeds from the sale of the redeemable convertible Series B Preferred Stock and the convertible subordinated debentures, $1.9 million of proceeds from the exercise of warrants to purchase common stock, offset in part by a reduction of $1.8 million in bank borrowings and $0.2 million repayment of long-term debt.

We lease equipment and office space under non-cancelable capital and operating leases. Future minimum rental payments, as of September 30, 2004, under the capital and operating leases with non-cancelable terms are as follows:

Fiscal Years ended September 30,	Capital Leases	Operating Leases
2005	$236,456	$1,064,605
2006	316,762	852,188
2007	—	888,801
2008	—	900,814
2009	—	852,832
Thereafter	—	520,242
Total	$553,218	$5,079,482

Factors Affecting Future Results

Our future results remain difficult to predict and may be affected by a number of factors which could cause actual results to differ materially from forward-looking statements contained in this Annual Report on Form 10-K and presented elsewhere by management from time to time. These factors include business conditions within the distributed power, power quality, aerospace, transportation, industrial, utility, telecommunications, silicon wafer manufacturing, factory automation, aircraft and automotive industries and the world economies as a whole. Our revenue growth is dependent, in part, on technology developments and contract research and development for both the government and commercial sectors and no assurance can be given that we will continue to obtain such funds. In addition, our growth opportunities are dependent on our new products penetrating the distributed power, power quality, aerospace, transportation, industrial, utility, telecommunications, silicon wafer manufacturing, factory automation, aircraft and automotive markets. No assurance can be given that new products can be developed, or if developed, will be commercially viable; that competitors will not force prices to unacceptably low levels or take market share from us; or that we can achieve and maintain profitability in these or any new markets. Because of these and other factors, including, without limitation, the factors set forth below, past financial performance should not be considered an indicator of future performance. Investors should not use historical trends to anticipate future results and should be aware that the market price of our common stock experiences significant volatility.

Effects of Inflation

We believe that inflation and changing prices over the past three years have not had a significant impact on our net revenue or on our income from continuing operations.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, SFAS No. 148 amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial reporting. For entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation, the transition provisions are effective for fiscal years ending after December 15, 2002. For all other companies, the disclosure provisions and the amendment to APB No. 28 are effective for interim periods beginning after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 and it did not have a material effect on our financial position or results of operations.

In January 2003 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which was amended by FIN 46R issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE's") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of VIE's for which Satcon is the primary beneficiary and disclosure of a significant interest in a VIE for which Satcon is not the primary beneficiary. As a result of our review, no entities were identified requiring disclosure or consolidation under FIN 46.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. SFAS No. 149 will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. This statement is applicable to existing contracts and new contracts entered into after June 30, 2003 if those contracts relate to forward purchases or sales of when-issued securities or other securities that do not yet exist. The adoption of SFAS No. 149 did not have a material effect on our results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on our results of operations or financial condition.

In May 2003, the EITF reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in Arrangements Containing More-Than-Incidental Software". EITF No. 03-05 addresses the applicability of Statement of Position No. 97-2 regarding software and non-software deliverables in a multiple element arrangement, giving consideration to whether the deliverables are essential to the functionality of one another and whether the whole arrangement falls within SOP 97-2 as a result. EITF Issue No. 03-05 is effective for interim periods beginning after August 13, 2003. The adoption of EITF Issue No. 03-05 is not expected to have a material impact on the Company's financial position and results of operations.

On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. Our adoption of SAB 104 did not have a material effect on our financial position or results of operations.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs—an amendment of ARB No. 43" (FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the impact of this standard on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" (SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require Satcon to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which Satcon currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires Satcon to adopt the new accounting provisions beginning in our fourth quarter of 2005. Satcon has not yet determined the impact of applying the various provisions of SFAS No. 123R.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risks disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our financing activities. At December 15, 2004 we had approximately $1.4 million outstanding on the line of credit. At September 30, 2004, the Bank's prime rate was 4.5%. Each 1% increase in the Banks prime rate would result in an annual interest expense increase of approximately $14,000 based on the amount outstanding on this facility as of December 15, 2004

Foreign Currency Risk

Nearly all of our sales outside the United States are priced in US dollars. If the US Dollar strengthens versus local currencies, it may result in our products becoming more expensive in foreign markets. In addition, approximately 15-20% of our costs are incurred in foreign currencies, especially the Canadian dollar. If the US Dollar weakens versus these local currencies, it may result in an increase in our cost structure.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data set forth below for our fiscal years ended September 30, 2004, 2003 and 2002 and the consolidated balance sheet data as of September 30, 2004 and 2003 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated statement of operations data for our fiscal years ended September 30, 2001 and 2000 and the consolidated balance sheet data as of September 30, 2002, 2001 and 2000 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Fiscal Years ended September 30,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Statement of Operations Data					
Revenue:					
Product revenue	$ 26,971	$ 21,648	$ 30,799	$ 30,780	$ 22,427
Funded research and development and other revenue	7,187	5,282	10,831	10,904	8,628
Total revenue	34,158	26,930	41,630	41,684	31,055
Operating costs and expenses:					
Cost of product revenue	22,373	26,019	29,644	27,828	19,069
Research and development and other revenue expenses:					
Funded research and development and other revenue expenses	5,982	5,038	7,177	7,446	6,848
Unfunded research and development expenses	3	1,492	5,850	6,229	3,453
Total research and development and other revenue expenses	5,985	6,530	13,027	13,675	10,301
Selling, general and administrative expenses	9,363	13,564	15,851	13,593	9,970
Write-off of public offering costs	—	—	—	1,421	—
Amortization of goodwill	—	—	—	639	610
Amortization of intangibles	447	505	589	723	607
Restructuring costs	—	—	1,500	—	—
Write-off of impaired long-lived assets	—	700	—	—	—
Write-off of impaired goodwill and intangible assets	—	5,751	—	—	—
Total operating costs and expenses	38,168	53,069	60,611	57,879	40,557
Operating loss	(4,010)	(26,139)	(18,981)	(16,195)	(9,502)
Net realized gain on sale of marketable securities	—	—	17	—	—
Net unrealized gain (loss) on warrants to purchase common stock	(90)	82	(519)	(1,480)	—
Unrealized loss on Series B warrants	35	(1,879)	—	—	—
Write-down of investment in Beacon Power Corporation common stock	—	(542)	(1,400)	—	—
Realized gain on sale of Beacon Power Corporation common stock	—	899	—	—	—
Other income (loss)	(1)	71	(10)	—	10
Interest income	12	5	292	689	453
Interest expense	(6,905)	(3,978)	(160)	(105)	(3)
Net loss before equity loss from Beacon Power Corporation and cumulative effect of changes in accounting principles	(10,959)	(31,481)	(20,761)	(17,091)	(9,042)
Equity loss from Beacon Power Corporation	—	—	—	(5,065)	(899)
Net loss before cumulative effect of changes in accounting principles	(10,959)	(31,481)	(20,761)	(22,156)	(9,941)
Cumulative effect of changes in accounting principles	—	—	—	(167)	—
Net loss	(10,959)	(31,481)	(20,761)	(22,323)	(9,941)
Accretion of redeemable convertible preferred stock discount and preferred stock dividends	—	—	—	—	(3,106)
Cumulative effect of change in accounting principle	—	—	—	(1,941)	—
Net loss attributable to common stockholders	(10,959)	$(31,481)	$(20,761)	$(24,264)	$(13,047)
Net loss before cumulative effect of changes in accounting principles per weighted average share, basic and diluted	$ (0.41)	$ (1.72)	$ (1.25)	$ (1.51)	$ (1.03)
Cumulative effect of changes in accounting principles per weighted average share, basic and diluted	—	—	—	(0.14)	—
Net loss attributable to common stockholders per weighted average share, basic and diluted	$ (0.41)	$ (1.72)	$ (1.25)	$ (1.65)	$ (1.03)
Weighted average number of common shares, basic and diluted	26,834	18,258	16,597	14,666	12,630

	As of September 30,				
	2004	2003	2002	2001	2000
	(in thousands)				
Balance Sheet Data					
Cash and cash equivalents, including restricted cash and cash equivalents	$ 2,183	$ 1,235	$ 2,120	$11,051	$ 8,814
Marketable securities	—	—	—	9,872	—
Investment in Beacon Power Corporation	—	—	800	7,153	—
Total assets	25,847	24,982	42,360	68,776	44,487
Working capital	5,141	(1,413)	10,971	29,624	18,390
Redeemable convertible Series A preferred stock	—	1,659	—	—	—
Redeemable convertible Series B preferred stock	2,125	—	—	—	—
Convertible subordinated debentures	—	763	—	—	—
Other long-term liabilities, net of current portion	875	770	1,217	1,189	214
Contingent obligation to Class D preferred stockholders of Beacon Power Corporation	—	—	—	—	5,794
Contingent obligation to common stock warrant holders	—	—	—	234	—
Stockholders' equity	11,659	6,162	29,926	54,511	31,118

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30, 2004	September 30, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,171,152	$ 728,415
Restricted cash and cash equivalents	1,011,900	506,776
Accounts receivable, net of allowance of $848,565 and $937,030 at September 30, 2004 and 2003, respectively	6,274,178	5,498,998
Unbilled contract costs and fees	447,405	802,804
Funded research and development expenses in excess of billings	552,768	150,411
Inventory	6,184,672	5,802,120
Prepaid expenses and other current assets	687,083	726,357
Total current assets	16,329,158	14,215,881
Warrants to purchase common stock	7,036	97,490
Property and equipment, net	5,913,211	6,927,411
Goodwill, net	704,362	704,362
Intangibles, net	2,391,193	2,918,188
Other long-term assets	501,634	118,610
Total assets	$ 25,846,594	$ 24,981,942
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Bank line of credit	$ —	$ 1,801,869
Current portion of long-term debt	184,177	271,090
Accounts payable	3,823,249	5,967,651
Accrued payroll and payroll related expenses	1,449,349	1,340,244
Other accrued expenses	2,412,409	2,917,176
Accrued contract losses	775,146	387,778
Deferred revenue	2,048,442	2,447,054
Accrued restructuring costs	495,612	495,612
Total current liabilities	11,188,384	15,628,474
Redeemable convertible Series A preferred stock (132.7 shares issued and outstanding; face value: $12,500 per share; liquidation preference: 150%)	—	1,658,750
Redeemable convertible Series B preferred stock (425 shares issued and outstanding; face value $5,000 per share; liquidation preference 100%)	2,125,000	—
Convertible subordinated debentures (Face value: $762,500; liquidation preference: 150%)	—	762,500
Long-term debt, net of current portion	311,178	501,590
Other long-term liabilities	563,372	268,482
Commitments and contingencies (Note L)		
Stockholders' equity:		
Common stock; $0.01 par value, 50,000,000 shares authorized; 28,226,010 and 21,023,200 shares issued and outstanding at September 30, 2004 and 2003, respectively	282,261	210,232
Additional paid-in capital	139,208,000	122,792,791
Accumulated deficit	(127,659,993)	(116,701,523)
Accumulated other comprehensive loss	(171,608)	(139,354)
Total stockholders' equity	11,658,660	6,162,146
Total liabilities and stockholders' equity	$ 25,846,594	$ 24,981,942

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Fiscal Years Ended September 30,		
	2004	2003	2002
Revenue:			
Product revenue	$ 26,971,109	$ 21,648,596	$ 30,798,655
Funded research and development and other revenue	7,186,714	5,281,607	10,831,004
Total revenue	34,157,823	26,930,203	41,629,659
Operating costs and expenses:			
Cost of product revenue	22,373,241	26,018,835	29,644,267
Research and development and other revenue expenses:			
Funded research and development and other revenue expenses	5,981,716	5,038,174	7,176,806
Unfunded research and development expenses	3,354	1,492,001	5,850,405
Total research and development and other revenue expenses	5,985,070	6,530,175	13,027,211
Selling, general and administrative expenses	9,362,522	13,563,967	15,850,332
Amortization of intangibles	446,685	504,712	588,661
Restructuring costs	—	—	1,500,000
Write-off of impaired long-lived assets	—	700,000	—
Write-off of impaired goodwill and intangible assets	—	5,751,082	—
Total operating costs and expenses	38,167,518	53,068,771	60,610,471
Operating loss	(4,009,695)	(26,138,568)	(18,980,812)
Net realized gain on sale of marketable securities	—	—	16,956
Net unrealized (loss) gain on warrants to purchase common stock	(90,454)	81,501	(518,676)
Unrealized gain (loss) on series B warrants	35,442	(1,878,930)	—
Write-down of investment in Beacon Power Corporation common stock	—	(541,885)	(1,400,000)
Realized gain from sale of Beacon Power Corporation common stock	—	898,637	—
Other (loss) income	(1,629)	70,703	(10,000)
Interest income	12,456	5,375	291,679
Interest expense	(6,904,590)	(3,977,995)	(159,745)
Net loss	$(10,958,470)	$(31,481,162)	$(20,760,598)
Net loss attributable to common stockholders per weighted average share, basic and diluted	$ (0.41)	$ (1.72)	$ (1.25)
Weighted average number of common shares, basic and diluted	26,834,470	18,257,512	16,596,814

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

For the Fiscal Years Ended September 30, 2004, 2003 and 2002

					Accumulated Other Comprehensive Loss					
	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gain/ (Loss) on Marketable Securities	Unrealized Gain/ (Loss) on Beacon Power Corporation	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Loss
Balance, September 30, 2001	16,539,597	$165,396	$114,593,612	$(64,459,763)	$ 26,367	$ 4,364,035	$(178,577)	$ 4,211,825	$ 54,511,070	
Net loss	—	—	—	(20,760,598)	—	—	—	—	(20,760,598)	$(20,760,598)
Change in unrealized gain on marketable securities	—	—	—	—	(26,367)	—	—	(26,367)	(26,367)	(26,367)
Change in unrealized gain (loss) on Beacon Power Corporation common stock	—	—	—	—	—	(6,352,979)	—	(6,352,979)	(6,352,979)	(6,352,979)
Other than temporary write-down of investment in Beacon Power Corporation common stock	—	—	—	—	—	1,400,000	—	1,400,000	1,400,000	1,400,000
Reclassification of common stock warrants from liability to equity	—	—	192,448	—	—	—	—	—	192,448	—
Stock-based compensation related to options to purchase common stock to consultants	—	—	49,741	—	—	—	—	—	49,741	—
Issuance of common stock to 401(k) Plan	202,049	2,020	421,071	—	—	—	—	—	423,091	—
Issuance of warrants to purchase common stock	—	—	510,820	—	—	—	—	—	510,820	—
Record charge for acceleration of stock option vesting schedule	—	—	33,000	—	—	—	—	—	33,000	—
Foreign currency translation adjustment	—	—	—	—	—	—	(54,616)	(54,616)	(54,616)	(54,616)
Comprehensive loss										$(25,794,560)
Balance, September 30, 2002	16,741,646	$167,416	$115,800,692	$(85,220,361)	$ —	$ (588,944)	$(233,193)	$ (822,137)	$ 29,925,610	—

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS (Continued)
For the Fiscal Years Ended September 30, 2004, 2003 and 2002

					Accumulated Other Comprehensive Loss					
	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gain/ (Loss) On Marketable Securities	Unrealized Gain/ (Loss) On Beacon Power Corporation	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive Loss	Total Stockholder's Equity	Comprehensive Loss
Balance, September 30, 2002	16,741,646	$167,416	$115,800,692	$ (85,220,361)	$—	$(588,944)	$(233,193)	$(822,137)	$ 29,925,610	
Net loss	—	—	—	(31,481,162)	—	—	—	—	(31,481,162)	$(31,481,162)
Change in unrealized gain (loss) on Beacon Power Corporation common stock	—	—	—	—	—	47,059	—	47,059	47,059	47,059
Other than temporary write-down of investment in Beacon Power Corporation common stock	—	—	—	—	—	541,885	—	541,885	541,885	541,885
Issuance of common stock to 401(k) Plan	802,095	8,021	741,551	—	—	—	—	—	749,572	—
Issuance of warrants to purchase common stock	—	—	286,107	—	—	—	—	—	286,107	—
Issuance of common stock in connection with exercise of Series A warrants	1,563,549	15,635	(9,085)	—	—	—	—	—	6,550	—
Issuance of common stock in connection with exercise of warrants to purchase common stock	223,602	2,236	(1,017)	—	—	—	—	—	1,219	—
Issuance of common stock in lieu of first year dividend on Series A preferred stock	362,168	3,622	321,967	—	—	—	—	—	325,589	—
Issuance of warrants to Series A preferred stockholders	—	—	859,635	—	—	—	—	—	859,635	—
To record beneficial conversion feature of Series A preferred stock	—	—	760,702	—	—	—	—	—	760,702	—
Issuance of warrants to H.C. Wainwright & Co., Inc. in connection with issuance of Series A preferred stock and convertible subordinated debentures	—	—	267,147	—	—	—	—	—	267,147	—
Issuance of common stock in connection with exercise of options to purchase common stock	28,750	288	18,115	—	—	—	—	—	18,403	—
Issuance of warrants to convertible subordinated debentures holders	—	—	257,798	—	—	—	—	—	257,798	—
To record beneficial conversion feature of convertible subordinated debentures	—	—	30,332	—	—	—	—	—	30,332	—
Issuance of common stock in lieu of first year interest on the convertible subordinated debentures	90,390	904	78,277	—	—	—	—	—	79,181	—
Issuance of common stock upon conversion of Series A preferred stock	1,211,000	12,110	1,501,640	—	—	—	—	—	1,513,750	—
Mark-to-market Series B warrants	—	—	1,878,930	—	—	—	—	—	1,878,930	—
Foreign currency translation adjustment	—	—	—	—	—	—	93,839	93,839	93,839	93,839
Comprehensive loss										$(30,798,379)
Balance, September 30, 2003	21,023,200	$210,232	$122,792,791	$(116,701,523)	—	—	$(139,354)	$(139,354)	$ 6,162,146	—

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS (Continued)

For the Fiscal Years Ended September 30, 2004, 2003 and 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss: Unrealized Gain/ (Loss) On Marketable Securities	Unrealized Gain/ (Loss) On Beacon Power Corporation	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive Loss	Total Stockholder's Equity	Comprehensive Loss
Balance, September 30, 2003	21,023,200	$210,232	$122,792,791	$(116,701,523)	$ —	$—	$(139,354)	$(139,354)	$ 6,162,146	
Net loss		—	—	(10,958,470)					(10,958,470)	(10,958,470)
Issuance of common stock to 401(k) Plan	213,019	2,130	529,364	—	—	—	—	—	531,494	—
Issuance of common stock in connection with exercise of Series A warrant to purchase common stock	28,000	280	—	—	—	—	—	—	280	—
Issuance of common stock in connection with exercise of warrants to purchase common stock	2,246,467	22,465	1,834,850	—	—	—	—	—	1,857,315	—
Issuance of common stock in connection with cashless exercise of warrants to purchase common stock	209,422	2,094	(2,094)	—	—	—	—	—	—	—
Issuance of common stock in connection with the exercise of stock options to purchase common stock	118,550	1,186	76,624	—	—	—	—	—	77,810	—
Issuance of common stock in connection with the conversion of redeemable convertible Series A preferred stock	1,327,000	13,270	1,645,480	—	—	—	—	—	1,658,750	—
Issuance of common stock in connection with the conversion of convertible subordinated debentures	666,000	6,660	825,840	—	—	—	—	—	832,500	—
Issuance of common stock in lieu of first year interest on convertible subordinated debentures	8,298	83	23,981	—	—	—	—	—	24,064	—
Issuance of common stock in lieu of first six -months dividend on redeemable convertible Series B preferred stock	76,054	761	229,454	—	—	—	—	—	230,215	—
Issuance of common stock to Auerelius Consulting Group	90,000	900	193,950	—	—	—	—	—	194,850	—
Issuance of options and warrants to purchase common stock to non-employees	—	—	46,634	—	—	—	—	—	46,634	—
Issuance of warrants to convertible subordinated debentures holders	—	—	46,577	—	—	—	—	—	46,577	—
Beneficial conversion feature of convertible subordinated debentures	—	—	138,977	—	—	—	—	—	138,977	—
Issuance of warrants to Series B preferred stockholders	—	—	1,242,441	—	—	—	—	—	1,242,441	—
Beneficial conversion feature of the Series B preferred stock	—	—	3,655,607	—	—	—	—	—	3,655,607	—
Issuance of warrants to BHP in connection with the issuance of the Series B preferred stock	—	—	435,166	—	—	—	—	—	435,166	—
Issuance of common stock in connection with the conversion of redeemable convertible Series B preferred stock	2,220,000	22,200	5,527,800	—	—	—	—	—	5,550,000	—
Mark-to-market Series B warrants	—	—	(35,442)	—	—	—	—	—	(35,442)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(32,254)	(32,254)	(32,254)	(32,254)
Comprehensive loss				—	—	—				$(10,990,724)
Balance, September 30, 2004	28,226,010	$282,261	$139,208,000	$(127,659,993)	$ —	$—	$(171,608)	$(171,608)	$11,658,660	—

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$(10,958,470)	$(31,481,162)	$(20,760,598)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,942,544	2,338,587	2,270,704
Provision for uncollectible accounts	(16,429)	236,749	287,630
Provision for excess and obsolete inventory	95,008	3,170,153	2,598,190
Accrued losses on inventory purchase commitments	—	737,942	—
Net realized gain on sale of marketable securities	—	—	(16,956)
Net unrealized loss (gain) on warrants to purchase common stock	90,454	(81,501)	560,927
Unrealized (gain) loss on Series B warrants	(35,442)	1,878,930	—
Net unrealized gain on contingent obligation to common stock warrant holders	—	—	(42,251)
Write-off of impaired assets	—	—	41,194
Write-off of impaired long-lived assets	—	700,000	—
Write-off of impaired goodwill and intangible assets	—	5,751,082	—
Write-down of investment in Beacon Power Corporation common stock	—	541,885	1,400,000
Compensation expense related to release of stock from escrow, issuance of stock options and warrants to non-employees and issuance of common stock to 401(k) Plan	740,891	845,113	538,893
Non-cash interest expense	6,785,004	3,520,206	—
Gain on sale of equipment	—	(55,700)	—
Gain on sale of Beacon Power Corporation common stock	—	(898,637)	—
Compensation expense related to acceleration of stock option vesting schedule	—	—	33,000
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(758,751)	1,491,259	1,046,983
Unbilled contract costs and fees	355,399	804,440	(1,029,146)
Prepaid expenses and other assets	(627,071)	127,334	445,700
Inventory	(477,560)	1,273,749	(1,099,888)
Other long-term assets	(383,024)	33,405	67,291
Accounts payable	(2,144,402)	89,846	(1,542,093)
Accrued expenses and payroll	(330,676)	93,882	308,134
Accrued contract losses	387,368	237,778	75,000
Deferred revenue	(398,612)	1,808,285	(742,271)
Other current liabilities	264,022	(455,306)	220,132
Total adjustments	5,488,723	24,189,481	5,421,173
Net cash used in operating activities	(5,469,747)	(7,291,681)	(15,339,425)
Cash flows from investing activities:			
Sales of marketable securities	—	—	9,889,273
Purchases of property and equipment	(401,349)	(273,943)	(3,068,200)
Proceeds from sale of equipment	—	68,450	—
Proceeds from sale of Beacon Power Corporation common stock	—	1,745,701	—
Net cash (used in) provided by investing activities	(401,349)	1,540,208	6,821,073

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Fiscal Years Ended September 30,		
	2004	2003	2002
Cash flows from financing activities:			
Net borrowing under line of credit	$ (1,801,869)	$ 1,801,869	$ —
Repayment of long-term debt	(277,325)	(266,807)	(331,824)
Net proceeds from issuance of convertible redeemable preferred stock	6,925,000	2,480,225	—
Net proceeds from issuance of convertible subordinated debentures	70,000	731,060	—
Proceeds from exercise of stock options	77,450	18,403	—
Proceeds from exercise of warrants	1,857,955	7,769	—
Net cash provided by (used in) financing activities	6,851,211	4,772,519	(331,824)
Effect of foreign currency exchange rates on cash and cash equivalents	(32,254)	93,839	(80,983)
Net increase (decrease) in cash and cash equivalents, including restricted cash and cash equivalents	947,861	(885,115)	(8,931,159)
Cash and cash equivalents at beginning of year, including restricted cash and cash equivalents	1,235,191	2,120,306	11,051,465
Cash and cash equivalents at end of year, including restricted cash and cash equivalents	$ 2,183,052	$ 1,235,191	$ 2,120,306

The accompanying notes are an integral part of these consolidated financial statements.

A. ORGANIZATION

Organization

SatCon Technology Corporation (the "Company" or "SatCon") was organized as a Massachusetts corporation in February 1985 and reincorporated in Delaware in 1992. SatCon is developing enabling technologies for the emerging power controls marketplace where power quality and uninterruptible power are important. SatCon designs, develops and manufactures high-efficiency high power electronics and a variety of standard and custom high-performance machines for specific applications. SatCon's power control products convert, store and manage electricity for businesses and consumers, the U.S Government and military that require high-quality, uninterruptible power. SatCon is utilizing its engineering and manufacturing expertise to develop products that it believes will be integral components of distributed power generation and power quality systems. SatCon's specialty motors are typically designed and manufactured for unique customer requirements such as high power-to-size requirements or high efficiency.

SatCon has expanded its business and capabilities through the following acquisitions:

- K&D Magmotor Corp.—a manufacturer of custom electric motors, acquired in January 1997.
- Film Microelectronics, Inc. ("FMI")—a manufacturer of hybrid microelectronics, acquired in April 1997.
- Inductive Components, Inc.—a value-added supplier of customized electric motors, acquired in January 1999.
- Lighthouse Software, Inc.—a supplier of control software for machine tools, acquired in January 1999.
- HyComp, Inc.—a manufacturer of electronic multi-chip modules, acquired in April 1999.
- Ling Electronics, Inc.—a manufacturer of test equipment, power converters, amplifiers and converters, acquired in October 1999.
- Inverpower Controls Ltd.—a manufacturer of power electronics modules and advanced high-speed digital controls, acquired in July 2001.

All of these acquisitions were accounted for using the purchase method of accounting. In addition, in November 1999, the Company acquired intellectual property, tooling and other assets from Northrop Grumman Corporation and in September 2002, the Company acquired certain intellectual property, equipment and other assets from Sipex Corporation. See Note S.

During fiscal 2004, the Company sold its smart predictive line control technology. The Company deferred recognition of the gain of $700,000 until such time as amounts are collected.

B. REALIZATION OF ASSETS, RECENT DEVELOPMENTS AND LIQUIDITY

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years. In addition, the Company has used, rather than provided, cash in its operations.

The Company has incurred significant costs to develop its technologies and products. These costs have exceeded total revenue. As a result, the Company has incurred losses in each of the past five years. As of September 30, 2004, it had an accumulated deficit of $127,659,993. During the fiscal year ended September 30, 2004, the Company incurred a loss of $10,958,470 and used cash in operations of $5,469,747. The Company's restricted cash balances at September 30, 2004 and 2003 were $1,011,900 and 506,776, respectively.

In addition, the Company envisions successfully completing its fixed-price contract with the EDO Corporation. Initially this contract was for $1.1 million which during 2004 was increased to $1.5 million. Through September 30, 2004 the Company has incurred approximately $2.7 million of costs and has projected a total cost of approximately $2.95 million before satisfying the requirements of this contract. As of September 30, 2004 the total $2.95 million has been fully accrued and reflected in the Company's results of operations for the period ended September 30, 2004. Due to the technical challenges associated with this contract it is possible that the Company will overrun its latest forecast before successfully completing the contract as it has done in the past (the Company accrued $0.6 million in contract losses associated with this contract in fiscal year 2003 and has incurred an additional $0.9 million in fiscal 2004 related to the EDO contract.). If, however, the Company is unable to complete this contract as envisioned it may continue to incur losses putting a strain on cash flow and exposing the Company to potential contractual remedies, as defined. If this were to occur it could result in non-compliance with the Amended Loan covenants, as defined, and the Company may be forced to raise additional funds by selling stock or taking other actions to conserve its cash position.

In view of the matters described in the preceding two paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon the continued operations of the Company. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In November 2003, the Company repaid all outstanding amounts under the line of credit (the "Loan") with Silicon Valley Bank (the "Bank") and the Bank released $375,000 of the $506,776 cash previously restricted. In addition, on December 12, 2003, we amended our agreement with the Bank. Under the amended agreement, the Bank provided the Company with a line of credit of up to approximately $6,250,000 million (the "Amended Loan"). On December 21, 2004, the Amended Loan was extended through March 1, 2005.

On December 22, 2004, the Company sold 4,848,485 shares of common stock under the universal shelf registration statement to a group of investors for proceeds of $7,470,000, net of transaction costs. As part of the December 22, 2004 financing the Company also issued warrants to purchase up to 2,181,818 shares of common stock. These warrants have an exercise price of $2.00 per share. These warrants are immediately exercisable and expire on December 21, 2009.

The Company anticipates that its current cash, after the common stock sale in December 2004, together with the ability to borrow under the Amended Loan will be sufficient to fund its operations at least through September 30, 2005. This assumes the Company achieve its business plan and complete the above described EDO Contract with out significant further losses or other remedies. Further, this assumes that the Company will be able to amend and extend its current agreement with the Bank at least through September 30, 2005 and remain in compliance with all Amended Loan covenants. If, however, the Company is unable to realize its operating plan and is unable to agree upon and remain in compliance with an amended loan agreement with the Bank, the Company may be forced to raise additional funds by selling stock or taking other actions to conserve its cash position.

C. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Consolidation

The consolidated financial statements include the accounts of SatCon and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. Title to the product passes upon shipment of the product, as the products are typically shipped FOB shipping point, except for certain foreign shipments. If the product requires installation to be performed by the Company, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied. When appropriate the Company provides for a warranty reserve at the time the product revenue is recognized.

The Company performs funded research and development and product development for commercial companies and government agencies under both cost reimbursement and fixed-price contracts. Product development revenue is included in product revenue. Cost reimbursement contracts provide for the reimbursement of allowable costs and, in some situations, the payment of a fee. These contracts may contain incentive clauses providing for increases or decreases in the fees depending on how costs compare with a budget. On fixed-price contracts, revenue is generally recognized on the percentage of completion method based upon the proportion of costs incurred to the total estimated costs for the contract. Revenue from reimbursement contracts is recognized as the services are performed. In each type of contract, the Company receives periodic progress payments or payments upon reaching interim milestones. All payments to the Company for work performed on contracts with agencies of the U.S. government are subject to audit and adjustment by the Defense Contract Audit Agency. Adjustments are recognized in the period made. When the current estimates of total contract revenue for commercial product development contracts indicate a loss, a provision for the entire loss on the contract is recorded. Any losses incurred in performing funded research and development projects are recognized as research and development expense as incurred. As of September 30, 2004 and 2003, the Company has accrued $775,146 and $387,778, respectively, for anticipated contract losses on commercial contracts.

Cost of product revenue includes materials, labor and overhead. Costs incurred in connection with funded research and development and other revenue arrangements are included in research and development and other revenue expenses.

Deferred revenue consists of payments received from customers in advance of services performed, product shipped or installation completed.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits, overnight repurchase agreements with the Bank and highly liquid investments with maturities of three months or less when acquired. Cash equivalents are stated at cost, which approximates market value. At September 30, 2004 and 2003, the Company has restricted cash of $1,011,900 and $506,776, respectively. These amounts represent collateral for outstanding line of credit, letters of credit, performance on a contract with an international customer and credit card purchases. In addition, at September 30, 2004 and 2003, the Company had overnight repurchase agreements with the Bank of $880,895 and $513,358, respectively.

Inventory

Inventory is stated at the lower of cost or market and costs are determined based on the first-in, first-out method of accounting and include material, labor and manufacturing overhead costs.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the asset's estimated useful life. The estimated useful lives of property and equipment are as follows:

	Estimated Lives
Machinery and equipment	3-10 years
Furniture and fixtures	7-10 years
Computer software	3 years
Leasehold improvements	Lesser of the remaining life of the lease or the useful life of the improvement

When assets are retired or otherwise disposed of, the cost and related depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in other income (loss).

Long-lived Assets

Effective October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. This statement affects the Company's treatment of goodwill and other intangible assets. The statement requires that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives will cease.

The Company performs a goodwill impairment test as of the beginning of its fiscal fourth quarter, as required by SFAS No. 142 on an annual basis. The Company determines the fair value of each of the reporting units based on a discounted cash flow income approach.

During the fiscal second quarter ended March 29, 2003, the Company experienced a significant adverse change in the business climate, in particular, significant reductions in revenues and cash flows. This, coupled with its liquidity issues, required the Company to consider selling assets unrelated to its engineering and manufacturing expertise in electromechanical systems. The assets and product lines the Company considered selling included its Ling test and measurement vibration system business, its patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to the hybrid electric vehicles. Based on these conditions, the Company performed an impairment test on an interim basis. The Company determined the fair value of each of the reporting units based on a discounted cash flow income approach. This analysis was largely based upon historical data. Based on the results of the first step of the goodwill impairment test, the Company determined that the fair value of the Applied Technology and Electronics reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of March 29, 2003. As a result, the second step of the goodwill impairment test was not required. The Company will continue to perform a goodwill impairment test for these reporting units on an annual basis and on an interim basis, if certain conditions exist. Based on the results of the first step of the interim goodwill impairment test, the Company determined that the fair value of the Power Systems reporting unit does not exceed its carrying amount. The fair value was determined to approximate the fair value of the net tangible assets. The second step of the impairment test required the Company to write off the unamortized balance of the goodwill and intangible assets of the Power Systems reporting unit as of March 29, 2003 of $5,751,082.

The Company performed its annual goodwill impairment test as of the beginning of its fiscal fourth quarter 2004. The Company again determined the fair value of each of the Applied Technology and Electronics reporting units based on a discounted cash flow income approach. Based on the results of the first step of the annual goodwill impairment test, the Company determined that the fair value of these reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of the beginning of its fiscal fourth quarter 2004. As a result, the second step of the annual goodwill impairment test was not required. The Company will continue to perform a goodwill impairment test on the Applied Technology and Electronics reporting units on an annual basis and on an interim basis, if certain conditions exist.

The Company did not record expense related to the amortization of goodwill during the fiscal year ended September 30, 2004, 2003 and 2002. The Company has determined that all of its intangible assets have finite lives and, therefore, the Company has continued to amortize its intangible assets. The Company recorded expense related to the amortization of its intangible assets of $516,027, $590,505, and $618,118 during the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Goodwill by reporting segment consists of the following:

	September 30,	
Reporting Unit	**2004**	**2003**
Applied Technology	$123,714	$123,714
Power Systems	—	—
Electronics	580,648	580,648
	$704,362	$704,362

Intangible assets consist of the following:

			As of September 30, 2004		As of September 30, 2003	
Reporting Unit	**Description**	**Estimated Useful Life**	**Gross Carrying Value**	**Accumulated Amortization**	**Gross Carrying Value**	**Accumulated Amortization**
Applied Technology	Patents	15-20	$ 744,780	$ 282,951	$ 755,748	$ 213,609
Applied Technology	Completed Technology	10	3,142,882	1,532,152	3,142,882	1,217,867
Applied Technology	Favorable Lease	5	36,999	36,074	36,999	28,674
Applied Technology	Transition Service Agreement	3	101,542	101,542	101,542	101,542
Electronics	Customer List	10	250,000	186,458	250,000	161,458
Electronics	Drawings and Documentation	10	300,000	223,750	300,000	193,750
Electronics	Design and Manufacturing Cert.	10	700,000	522,083	700,000	452,083
			$5,276,203	$2,885,010	$5,287,171	$2,368,983

The estimated remaining amortization expense for each of the five succeeding fiscal years:

Fiscal Years ended September 30,	
2005	$540,213
2006	539,288
2007	481,997
2008	414,288
2009	387,085
Thereafter	28,322

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the local currency. Assets and liabilities of foreign subsidiaries are translated at the rates in effect at the balance sheet date, while stockholders' equity (deficit) is translated at historical rates. Statements of operations and cash flow amounts are translated at the average rate for the period. Translation adjustments are included as a component of accumulated other comprehensive loss. Foreign currency gains and losses arising from transactions are reflected in the loss from operations and were not significant during the fiscal years ended September 30, 2004, 2003 and 2002.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. Management believes the most significant estimates include the net realizable value of accounts receivable and inventory, the recoverability of long lived assets and intangible assets, the accrued contract losses on fixed price contracts, the recoverability of deferred tax assets and the fair value of equity and financial instruments. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock-based Compensation

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options or warrants granted to employees to be included in the statement of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company accounts for stock- based compensation of employees under the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and has elected the disclosure-only alternative under SFAS No. 123. The Company records the fair value as determined using the Black- Scholes option-pricing model of stock options and warrants granted to non-employees in exchange for services in accordance with Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, and is amortized ratably over the period the service is performed in the consolidated statement of operations.

No stock based employee compensation costs are included in the determination of net loss for all periods presented.

Had compensation cost for the Company's stock-based compensation been determined based on fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net loss and loss per share for the fiscal years ended September 30, 2004, 2003 and 2002 would have been increased to the pro forma amounts indicated below:

	2004 Net Loss Attributable To Common Stockholders	Loss Per Common Share	2003 Net Loss Attributable To Common Stockholders	Loss Per Common Share	2002 Net Loss Attributable To Common Stockholders	Loss Per Common Share
As reported	$(10,958,470)	$(0.41)	$(31,481,162)	$(1.72)	$(20,760,598)	$(1.25)
Stock based employee compensation expense	(1,909,582)	$(0.07)	(4,245,380)	(0.23)	(4,894,282)	(0.30)
Pro forma	$(12,868,052)	$(0.48)	$(35,726,542)	$(1.95)	$(25,654,880)	$(1.55)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996 and additional awards in future years are anticipated.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions: an expected life of seven years, expected volatility ranging from 84.9% to 120.0%, no dividends, and risk-free interest rate of 4.0% for the fiscal year ended September 30, 2004; an expected life of seven years, expected volatility ranging from 93.8% to 107.3%, no dividends, and risk-free interest rate of 4.00% for the fiscal year ended September 30, 2003; and an expected life of seven years, expected volatility ranging from 86.0% to 114.4%, no dividends, and risk-free interest rate ranging from 4.00% to 4.50% for the fiscal year ended September 30, 2002. The weighted average price of the fair value of options granted for the fiscal years ended September 30, 2004, 2003 and 2002 are $1.95, $0.58 and $3.62, respectively.

Net Loss per Basic and Diluted Common Share

The Company reports net loss per basic and diluted common share in accordance with SFAS No. 128, *Earnings Per Share*, which establishes standards for computing and presenting earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk principally consist of cash equivalents, trade accounts receivable and unbilled contract costs.

The Company's trade accounts receivable and unbilled contract costs and fees are primarily from sales to U.S. government agencies and commercial customers. The Company does not require collateral and has not historically experienced significant credit losses related to receivables or unbilled contract costs and fees from individual customers or groups of customers in any particular industry or geographic area.

The Company deposits its cash and invests in short-term investments primarily through a national commercial bank.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development and other revenue expenses include costs incurred in connection with both funded research and development and other revenue arrangements and unfunded research and development activities.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net loss, change in unrealized gains and losses on marketable securities, change in unrealized gains and losses on investment in Beacon Power and foreign currency translation adjustments.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, unbilled contract costs and fees, warrants to purchase shares of common stock, accounts payable, debt instruments, Series A and Series B preferred stock. The estimated fair values of these financial instruments approximate their carrying values at September 30, 2004 and 2003. The estimated fair values have been determined through information obtained from market sources and management estimates.

Accounting for Derivative Instruments

In September 2000, the Emerging Issues Task Force issued EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value, with any changes in fair value recorded in the results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, the Company has determined that outstanding warrants as of September 30, 2001 to purchase 100,000 shares of the Company's Common Stock issued to Mechanical Technology Incorporated should be designated as a liability and warrants to purchase 605,050 shares of the Company's Common Stock are designated as an equity instrument. Effective June 30, 2001, all warrants designated as a liability must be recorded as a liability and therefore, the Company reclassified the warrants designated as a liability from equity to liabilities, which had a fair value on the issuance date of $1,505,421, using the Black-Scholes option-pricing model. At September 30, 2001, the outstanding warrants designated as a liability, as a result of the warrant holders having rights that rank higher than those of common stockholders, have been recorded at a fair value of $234,699 through a reduction of $1,270,722 in the fair value included in the results of operations of which $854,113 is included in cumulative effect of changes in accounting principles and $416,609 is included in net unrealized loss on warrants to purchase common stock. Effective December 28, 2001, the Company amended these warrants, removing the provisions providing the warrant holders with rights that rank higher than those of common stockholders. As a result of the amendment, these warrants meet the criteria of equity instruments in accordance with EITF 00-19 and, therefore, the Company reclassified the value of these warrants to equity from liabilities.

Reclassifications

Certain prior-year balances have been reclassified to conform to current-year presentations.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123.* This Statement amends FASB

Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, SFAS No. 148 amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial reporting. For entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation, the transition provisions are effective for fiscal years ending after December 15, 2002. For all other companies, the disclosure provisions and the amendment to APB No. 28 are effective for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 and it did not have a material effect on our financial position or results of operations.

In January 2003 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which was amended by FIN 46R issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE's") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of VIE's for which Satcon is the primary beneficiary and disclosure of a significant interest in a VIE for which Satcon is not the primary beneficiary. As a result of the Company's review, no entities were identified requiring disclosure or consolidation under FIN 46.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. SFAS No. 149 will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. This statement is applicable to existing contracts and new contracts entered into after June 30, 2003 if those contracts relate to forward purchases or sales of when-issued securities or other securities that do not yet exist. The adoption of SFAS No. 149 did not have a material effect on our results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on our results of operations or financial condition.

In May 2003, the EITF reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in Arrangements Containing More-Than-Incidental Software". EITF No. 03-05 addresses the applicability of Statement of Position No. 97-2 regarding software and non-software deliverables in a multiple element arrangement, giving consideration to whether the deliverables are essential to the functionality of one another and whether the whole arrangement falls within SOP 97-2 as a result. EITF Issue No. 03-05 is effective for interim periods beginning after August 13, 2003. The adoption of EITF Issue

No. 03-05 is not expected to have a material impact on the Company's financial position and results of operations.

On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. Our adoption of SAB 104 did not have a material effect on our financial position or results of operations.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs—an amendment of ARB No. 43" (FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" (SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require Satcon to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which Satcon currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires Satcon to adopt the new accounting provisions beginning in our fourth quarter of 2005. Satcon has not yet determined the impact of applying the various provisions of SFAS No. 123R.

E. UNBILLED CONTRACT COSTS AND FEES AND FUNDED RESEARCH AND DEVELOPMENT COSTS IN EXCESS OF BILLINGS

Unbilled contract costs and fees represent revenue recognized in excess of amounts billed due to contractual provisions.

Funded research and development costs in excess of billings represent costs deferred that have not yet been recognized as revenue and billed to the customer.

F. INVENTORY

Inventory includes material, labor and overhead and consisted of the following:

	September 30,	
	2004	2003
Raw material	$1,369,096	$1,316,910
Work-in-process	4,373,925	2,488,556
Finished goods	441,651	1,996,654
	$6,184,672	$5,802,120

The provision for excess and obsolete inventory for the fiscal years ended September 30, 2004, 2003 and 2002 was $95,008, $3,170,153, and $2,598,190, respectively. The fourth quarter of the fiscal year ended September 30, 2002 includes a provision of $1,290,190 for excess and obsolete inventory compared with $153,165 during the fourth quarter of the fiscal year ended September 30, 2001. The fourth quarter of 2002 provision includes approximately $800,000 for inventory related to residential fuel cell and battery UPS products. Based on the Company's strategic business plan to focus its efforts on its rotary UPS systems, the Company deemed it appropriate during the fourth quarter to establish these reserves.

At the end of June 2003, the Company was actively engaged in selling the Shaker product line, and was pursuing a strategy that it hoped would lead to a strategic alliance with a larger company for the development and exploitation of the advantages embodied in the Uninterruptible Power Supply ("UPS") system. During the process of considering various options, the Company concluded that both its Shaker and UPS system inventories were overvalued based upon the June 2003 plan. The Company analyzed the situation, recorded an increase to its valuation reserve of $1,962,058 and was actively considering offers for this product line. This reserve was based on the Company's assessment of the situation as of that time; the Company had no orders associated with this reserved inventory and there was no sales force dedicated to the sales and marketing of these products. During the first quarter of fiscal 2004, the Company decided to terminate discussions about the possible sale of the Shaker product line and focus on generating orders. In addition, the decision to retain the Shaker product line was due in part to a significant improvement in the Company's liquidity situation. The restarting of this line of business took some time and in the first quarter of fiscal 2004 no shaker units were sold. At the end of the first quarter of fiscal 2004, the gross inventory for the Shaker product line inventory totaled $2.1 million and the valuation reserve against that inventory was $2.0 million, or 95%. During the second, third and fourth quarters of fiscal 2004, the Company was successful in resuming sales levels of Shakers. As a result, inventory that had largely been written-down was used. During fiscal 2004, the Company sold inventory that originally had a cost of approximately $550,000. As this inventory is used the Company reduces the valuation reserve on a first in first out and pro rata basis. In addition, the Company had originally accrued approximately $737,942 for purchase commitments related to the UPS and Shaker product lines. As of September 30, 2004 and 2003, the amount accrued for purchase commitments was $390,330 and $613,151, respectively. In the second half of 2004, the Company sold products containing approximately $250,000 of inventory previously reserved related to these purchase commitments. Although it is unclear how much of the remaining inventory will be sold and during which periods it will occur, as this inventory is used the cost of product revenue will be lower than normal as this inventory has been largely written-down. As a result, to the extent this inventory is sold in the future, the margins will be favorably impacted compared with results that would otherwise be achieved.

G. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30,	
	2004	2003
Machinery and equipment	$10,098,571	$ 9,898,653
Furniture and fixtures	540,836	512,361
Computer software	1,336,480	1,341,175
Leasehold improvements	2,570,934	2,946,783
	14,546,821	14,698,972
Less: accumulated depreciation and amortization	(8,633,610)	(7,771,561)
	$ 5,913,211	$ 6,927,411

Depreciation and amortization expense relating to property and equipment for the fiscal years ended September 30, 2004, 2003 and 2002 was $1,426,343 $1,748,083 and $1,652,500, respectively.

As of September 30, 2004 and 2003, there was $1,810,503, respectively, of property under capital leases included in machinery and equipment, respectively. As of September 30, 2004 and 2003, there was $29,910, respectively, of property under capital leases that were included in computer software.

As of September 30, 2004 and 2003, accumulated depreciation and amortization included $692,015 and $510,964, respectively, associated with these capital leases.

During the three months ended June 28, 2003, the Company decided to streamline its operations. The Company decided to reduce its UPS system sales, marketing and development effort and planned to form a strategic alliance with a larger company. Based on a cash flow forecast of the operations of the Worcester facility over the next seven years—representing the current lease and the Company's 5 year option to extend—the Company does not expect to recoup the value of its long-lived assets. These assets, before write-down, approximate $3.2 million and were comprised primarily of leasehold improvements made within the last few years. Given this situation, the Company performed a fair market analysis of these assets and determined that a $700,000 charge was required in the quarter ending June 28, 2003 representing an impairment of the long-lived asset. The Company performed an impairment test in the fourth quarter of fiscal 2004. No additional impairment was required.

H. INVESTMENT IN BEACON POWER CORPORATION

On September 28, 2001, the Company distributed 5,000,000 shares of Beacon Power common stock to its stockholders. Upon the distribution of the 5,000,000 shares, the Company recorded the distribution of the 5,000,000 shares as a reduction of additional paid-in-capital based on the book value per share prior to the distribution, or $0.59 per share. After the distribution, the Company owned approximately 11.0% of Beacon Power's outstanding voting stock. Additionally, the Company had determined that it did not have the ability to exercise significant influence over the operating and financial policies of Beacon Power and, therefore, accounted for its investment in Beacon Power using the fair value method as set forth in SFAS No. 115, *Accounting for Certain Debt and Equity Securities*. The Company was no longer required to record its share of any losses from Beacon Power and the investment was carried at fair value and designated as available for sale and any unrealized holding gains or losses were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss) so long as any unrealized losses were deemed temporary in nature. If the decline in fair value was judged to be other than temporary, the cost basis was to be written down to the fair value as a new cost basis and the amount of the write-down was included in the statement of operations. The new cost basis would not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss). Subsequent decreases in the fair value, if not an other-than-temporary impairment, also were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss).

As of September 30, 2002, the quoted fair market value of Beacon Power's common stock held by the Company was $0.17 per share, or $800,005. The Company's historical cost basis in its investment in Beacon Power's common stock was approximately $0.59 per share, or $2,788,949, resulting in an unrealized loss of $1,988,944 as of September 30, 2002. The Company determined that of this $1,988,044, $1,400,000 represented an other than temporary decline based on the extent and length of time the stock has been below its cost basis as well as its assessment of the financial condition and near term prospects of Beacon Power. The Company recorded a charge of $1,400,000 in the statement of operations to realize this portion of the loss. This charge was measured based on the trading value of Beacon Power's common stock during the month of November and early December and was less than the gross unrealized loss due to subsequent recovery of Beacon Power's stock price, as well as the Company's ability and intent to hold the stock for a long enough period of time for it to recover to the new cost basis. After this write-down, the new cost basis of the Beacon Power common stock held by the Company was approximately $0.30 per share and the unrealized loss of the Beacon Power common stock held by the Company was $588,944 as of September 30, 2002.

As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by the Company was $0.18 per share, or $847,064. The Company's cost basis in its investment in Beacon Power's common stock was approximately $0.30 per share, or $1,388,949, resulting in an unrealized loss of $541,885 as of March 29, 2003. As of March 29, 2003, the Company believed the difference in the current fair market value and the cost basis of its investment represented an other than temporary decline based upon the Company's ability and intent to hold the stock for a long enough period of time for it to recover. The Company recorded a charge of $541,885 in the statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by the Company was $0.18 per share.

During June and July 2003, the Company sold all of its 4,705,910 shares of Beacon Power Corporation common stock for proceeds of $1,745,701, net of fees and commissions. As a consequence of the sale of these shares, the Company realized a gain of $898,637, which is included in its results for the fiscal year ending September 30, 2003.

The following summarizes the Company's investment in Beacon Power Corporation:

	As of September 30, 2003 and for the year then ended		As of September 30, 2002 and for the year then ended	
	$	Per Share of Beacon Power Corporation Common Stock	$	Per Share of Beacon Power Corporation Common Stock
Carrying Value	$ —	$ —	$ 800,005	$ 0.17
Cost	$ —	$ —	$ 1,388,949	$ 0.30
Unrealized Loss	$ —	$ —	$ (588,944)	$(0.13)
Realized loss from write-down	$(541,885)	$(0.12)	$(1,400,000)	$(0.30)
Realized gain from sale	$ 898,637	$ 0.19	$ —	$ —

Additionally, the Company has a warrant to purchase 173,704 shares of Beacon Power's common stock that has an exercise price of $1.25 per share and expires in 2005. The Company accounts for this warrant in accordance with SFAS No. 133 and, therefore, records the warrant at its fair value. As of September 30, 2004 and 2003, the warrant to purchase Beacon Power common stock had a fair value of $7,036 and $90,479, respectively, and is included in warrants to purchase common stock on the accompanying balance sheets.

Sales to Beacon Power accounted for $226,159 of the Company's total revenue for the fiscal year ended September 30, 2002.

I. LINE OF CREDIT

On September 13, 2002, the Company entered in a Loan and Security Agreement obtaining a $5 million revolving line of credit with Silicon Valley Bank (the "Bank"). On April 4, 2003, the Company entered into an Amended and Restated Accounts Receivable Financing Agreement (the "Loan") with the Bank, as amended, which amended and restated in its entirety the Loan and Security Agreement. As of September 30, 2003, under the Amended and Restated Accounts Receivable Financing Agreement, the Bank provided the Company with a line of credit of up to $3,125,000. The Loan was secured by most of the assets of the Company and advances under the Loan were limited to 80% of eligible accounts receivables, up to $2,500,000. Interest on outstanding borrowings accrued at a rate equal the greater of (i) 4.75% per annum or (ii) at the Bank's prime rate of interest plus 4%. As of September 30, 2003, the Bank's prime rate was 4%. In addition, the Company paid to the Bank a collateral handling fee of 0.55% per month of the averaged daily outstanding balance, reducing to 0.45% upon the occurrence of certain events. The terms of the Loan required the Company to raise $1.0 million of subordinated debt or equity, or from the sale of certain assets, by October 10, 2003. In addition, the Loan contained certain financial covenants. As of September 30, 2003, the Company was in compliance with the covenants of this agreement. As of September 30, 2003, $1,801,869 was outstanding under this line and the Company had additional borrowing capacity of $698,131. In November 2003, the Company repaid all outstanding amounts under the line of credit (the "Loan") with Silicon Valley Bank (the "Bank") and the Bank released $375,000 of the $506,811 cash previously restricted.

On December 12, 2003, the Company amended its agreement with the Bank. Under the amended agreement, the Bank will provide the Company with a line of credit of up to $6,250,000 (the "Amended Loan"). The Amended Loan is secured by most of the assets of the Company and advances under the Amended Loan are limited to 80% of eligible accounts receivables, which would permit borrowings up to $5,000,000. Interest on outstanding borrowings accrues at a rate equal to the Bank's prime rate of interest plus 1.5% per annum. In addition, the Company will pay to the Bank a collateral handling fee of 2.4% per annum of the average daily outstanding balance. The interest rate could increase to the Bank's prime rate plus 3.0% per annum and the collateral handling fee increases to 3.0% per annum if the Company fails to meet certain financial ratios. In addition, the Company has agreed to the following fees: (i) a $23,250 non-refundable facility fee upon the execution of the agreement; (ii) an unused line fee in an amount equal to 0.50% per annum on the difference between $5 million and the average daily principal balance of the loans outstanding during the month; and (iii) an early termination fee of $25,000 if the Company terminates the agreement before June 12, 2004. The Amended Loan contains certain financial covenants relating to net tangible worth, as defined, which the Company must satisfy in order to continue borrowing from the Bank. The Amended Loan was due to mature on December 9, 2004. In connection with the Amended Loan, the Company issued to the Bank a warrant to purchase up to 16,164 shares of its common stock, at an exercise price of $2.32 per share. This warrant is immediately exercisable and expires on December 11, 2010. The Company has valued this warrant at $32,087, using the Black-Scholes option-pricing model and has treated this as a deferred financing cost and is amortizing this value on a straight line basis through December 9, 2004. As of September 30, 2004, the Company was in compliance with the covenants of this agreement. On December 21, 2004 the Company amended the Amended Loan to extend the expiration through March 1, 2005. Through December 23, 2004, the Company had peak borrowings of $1.7 million on the line of credit. As of December 23, 2004, there were no amounts outstanding under the line of credit. See Note B.

J. REDEEMABLE CONVERTIBLE SERIES A AND SERIES B PREFERRED STOCK AND CONVERTIBLE SUBORDINATED DEBENTURES

Series A Convertible Preferred Stock.

On February 18, 2003, the Company entered into a financing transaction that totaled approximately $4 million. As part of this transaction, the Company raised approximately $3.2 million of equity capital through the issuance of 253.8 shares of its Series A convertible preferred stock, $0.01 par value per share, ("Series A Preferred Stock") and warrants to purchase up to 2,538,000 shares of its common stock, $0.01 par value per share, from 21 accredited investors. The terms of the transaction also contemplated that an additional $832,500 would be raised through the sale of secured convertible subordinated debentures once a registration statement filed with the United States Securities and Exchange Commission registering all of the underlying equity securities in the financing was declared effective, stockholder approval of the transaction was obtained and certain typical closing documents were provided.

In connection with the equity portion of the financing, the Company issued shares of Series A Preferred Stock for $12,500 per share. The Series A Preferred Stock was convertible into a number of shares of Common Stock equal to $12,500 divided by the conversion price of the Series A Preferred Stock, which was initially $1.25. The total number of shares of Common Stock initially issuable upon conversion of the shares of Series A Preferred Stock issued and sold was 2,538,000. The Series A Preferred Stock accrued dividends of 10% per annum, increasing to 12% per annum on January 1, 2004. The dividend for the first year was paid at closing by issuing 362,168 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding February 18, 2003, or $325,589. The Company has recorded this as prepaid dividend and has amortized the pro-rata share of this dividend (interest expense) through September 30, 2003, or $195,565. In addition, the Company recorded the unamortized portion of the prepaid dividend for any securities converted as of September 30, 2003, or $62,043. All further dividends were to be paid on a quarterly basis. During 2004 the Company recorded $67,976 as interest expense related to the outstanding Series A Preferred Stock. The Company had the right to pay these dividends in cash or in shares of its Common Stock. As of September 30, 2004 and 2003, 132.7 and 121.1 shares of the Series A Preferred Stock had been converted into 1,327,000 and 1,211,000 shares of Common Stock, respectively. After these conversions, as of September 30, 2004, and 2003, the amount of the Series A Preferred Stock was $0 and $1,658,750, respectively.

As part of the equity portion of the financing, the Company also issued warrants to purchase up to 2,538,000 shares of Common Stock. Warrants to purchase up to 1,269,000 shares of Common Stock were exercisable for a five-year term and had an initial exercise price of $1.50 per share and were exercised during the first quarter of fiscal 2004, and warrants to purchase up to 1,269,000 shares of Common Stock which were exercised on February 19, 2003 and had an exercise price of $0.01 per share. The Company valued these warrants at $1,851,784, using the Black-Scholes option-pricing model.

On September 5, 2003, the Company completed the sale of $762,500 secured subordinated convertible debentures as contemplated by this financing transaction. The Company received proceeds of $731,060, net of transaction costs. The subordinated convertible debentures were due and payable on September 5, 2006. The secured convertible subordinated debentures were initially convertible at a conversion price per share of $1.25 into 666,000 shares of Common Stock. The subordinated convertible debentures accrued interest of 10% per annum, increasing to 12% per annum on January 1, 2004. The interest for the first year was paid at closing by issuing 90,390 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding September 5, 2003, or $79,181. The Company has recorded this as prepaid interest and has amortized the pro-rata share of the interest September 30, 2003, or $5,432. All further dividends were to be paid on a quarterly basis. The Company had the right to pay these dividends in cash or in shares of its Common Stock; in October 2003 all outstanding convertible debentures were converted into Common Stock of the Company.

As part of the debt portion of the financing, the Company issued warrants to purchase up to 610,000 shares of Common Stock. Warrants to purchase up to 305,000 shares of Common Stock were exercisable for a five-year term and had an initial exercise price of $1.50 per share, and warrants to purchase up to 305,000 shares of Common Stock which were exercised on September 5, 2003 and had an exercise price of $0.01 per share. The Company has valued these warrants at $584,347, using the Black-Scholes option-pricing model. As of September 30, 2004 warrants to purchase 305,000 shares of Common Stock at an exercise price of $1.50 were exercised.

H.C. Wainwright & Co., Inc. ("HCW") served as the placement agent for this transaction. As part of its commission, on February 18, 2003 HCW received a cash placement fee of $228,275 and a warrant to purchase an aggregate of 163,145 shares of Common Stock at an exercise price of $0.01 per share. This warrant is immediately exercisable and expires on February 18, 2008. The Company has valued this warrant at $142,332, using the Black-Scholes option-pricing model and has treated this as a transaction cost. During 2004, H.C. Wainwright exercised a portion of these Warrants for 67,162 shares of Common Stock.

In connection with the debt portion of this financing, HCW was entitled to receive a cash placement fee of $58,275 and an additional warrant from the Company to purchase an aggregate of 42,920 shares of Common Stock at an exercise price of $0.01. The warrant was issued on February 18, 2003 but was not exercisable until the closing of the debt portion of this financing and expires on February 18, 2008. The Company has valued this warrant at $37,444, using the Black-Scholes option-pricing model and has treated this as a transaction cost. During 2004, H.C. Wainwright exercised a portion of these Warrants for 19,657 shares of Common Stock. In lieu of the cash placement fee, HCW elected to receive a warrant from the Company to purchase an aggregate of 100,148 shares of Common Stock at an exercise price of $0.01 per share. This warrant was issued on February 18, 2003 but was not exercisable until the closing of the debt portion of the financing and will expire on February 18, 2008. The Company has valued this warrant at $87,371, using the Black-Scholes option-pricing model and has treated this as a transaction cost. During 2004, H.C. Wainwright exercised a portion of these Warrants for 37,400 shares of Common Stock.

In addition, the Company incurred $494,440 of other expenses, including filing fees with the United States Securities and Exchange Commission, legal fees and expenses, accounting fees and expenses and other miscellaneous expenses.

The stock purchase agreement contained several contingencies, which were outside the Company's control. These included the approval of third parties and the registration statement underlying the common stock being declared effective by the United States Securities and Exchange Commission. Failure to satisfy these contingencies might have resulted in a portion or all of the proceeds being returned to the investors. The Company's stockholders approved the proposed debenture offering at its annual meeting on April 24, 2003. In addition, the Company filed the required registration statement with the SEC on March 20, 2003 and it was declared effective on August 22, 2003. However, because the Company failed to have this registration become effective on or before June 18, 2003 it was potentially required to pay liquidated damages to each of the investors in the private offering of 3% of the investor's investment in cash for the first month of delay and 1.5% of the investor's investment for each additional month of delay in cash or shares of our common stock, at its option. As of September 30, 2004 and 2003, the Company had accrued $0 and $135,000, respectively, for these potential penalties and is included in selling, general and administrative expenses for the year ending September 30, 2003. After the resolution of these items outside the Company's control, the Company accounted for the transaction in accordance with EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments,* allocating the proceeds received net of transaction costs based on the relative fair value of the redeemable convertible preferred stock, subordinated convertible debentures and the warrants issued to the investors, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities and the subordinated convertible debentures as follows:

Security	Face Value	Fair Value	Allocation of Proceeds, Net of Transaction Costs	Beneficial Conversion Feature	Discount
Redeemable convertible series A preferred stock	$3,172,500	$3,172,500	$1,472,738	$760,702	$2,460,464
Convertible subordinated debentures	$ 762,500	$ 762,500	$ 353,968	$ 30,332	$ 438,864
Warrants issued February 18, 2003 exercisable @ $0.01 per share	—	$1,104,031	$ 512,513	—	—
Warrants issued February 18, 2003 exercisable @ $1.50 per share	—	$ 747,753	$ 347,122	—	—
Warrants issued September 5, 2003 exercisable @ $0.01 per share	—	$ 317,200	$ 147,251	—	—
Warrants issued September 5, 2003 exercisable @ $1.50 per share	—	$ 238,136	$ 110,547	—	—

The Company recognized the discount as interest expense through the earliest date of conversion and accordingly, the Company recorded $2,899,328 of additional interest expense during the fiscal year ended September 30, 2003.

At September 30, 2004, all redeemable convertible Series A preferred stock and convertible subordinated debentures had been converted to common stock of the Company.

In October 2003, the holders of the redeemable convertible Series A Preferred Stock converted 132.7 shares into 1,327,000 shares of the Company's Common Stock. As a result of this conversion, the Company recorded the remaining unamortized balance of the prepaid first year dividends, or $67,976, in October 2003.

In October 2003, all of the holders of warrants issued in connection with the February 2003 financing transaction exercised their warrants to purchase 1,574,000 shares of the Company's Common Stock. These warrants had an initial exercise price of $1.50 but based on the Company not meeting certain financial parameters in its fiscal fourth quarter, the exercise price would have been adjusted to $1.00 upon the filing of the Company's Form 10-K for the fiscal year ended September 30, 2003. The Company offered these warrant holders an opportunity to exercise these warrants at $1.00 per share in October 2003, in exchange for the holders to waive their right to any penalties because the registration statement underlying the securities issued in the February 2003 financing transaction had not been declared effective by the United States Securities and Exchange Commission (the "SEC") prior to June 19, 2003. The effect of the repricing did not have a material effect on the results of operations or financial condition of the Company during the twelve months ended September 30, 2004 as substantially all of the effects of the repricing had been recorded as of September 30, 2003.

In October 2003, the holders of the convertible subordinated debentures converted $762,500 into 610,000 shares of the Company's Common Stock. As a result of this conversion, the Company recorded the remaining unamortized balance of the prepaid first year interest, or $81,155, in October 2003. Also in October 2003, an additional investment of $70,000 was made by issuing $70,000 of convertible subordinated debentures. The Company also issued 8,298 shares of Common Stock as payment of the first year interest, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding February 18, 2003. These secured convertible subordinated debentures were subsequently converted at a conversion price per share of $1.25 into 56,000 shares of Common Stock. As a result of this conversion, the Company recorded all of the interest on these debentures in October 2003. In connection with this transaction, the Company issued warrants to purchase up to 28,000 shares of Common Stock. Warrants which were exercised at a price of $1.00 per share, and warrants to purchase up to 28,000 shares of Common Stock which were exercisable for one business day after the date of their issuance and had an exercise price of $0.01 per share. The note purchase agreement required the registration statement underlying the common stock being declared effective by the SEC. Failure to satisfy this contingency may have resulted in a portion or all of the proceeds being returned to the investors. The Company filed the required registration statement with the SEC on December 23, 2003 and it was declared effective on December 31, 2003. After the resolution of this item outside the Company's control, the Company accounted for the transaction in accordance with Emerging Issues Task Force ("EITF") No.00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF No. 00-27"),* allocating the proceeds received net of transaction costs based on the relative fair value of the subordinated convertible debentures and the warrants issued to the investor, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities as follows:

Security	Face Value	Fair Value	Allocation of Proceeds, Net of Transaction Costs	Beneficial Conversion Feature	Discount
Subordinated convertible debentures	$70,000	$ 70,000	$23,423	$138,977	$185,554
Warrants	—	$139,196	$46,577	—	—

The Company recognized the discount as interest expense through the earliest date of conversion and accordingly, the Company recorded $185,554 of additional interest expense during fiscal 2004.

Series B Convertible Preferred Stock.

On October 31, 2003, the Company completed a $7.7 million equity transaction involving the issuance of 1,535 shares of its Series B Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), and warrants to purchase up to 1,228,000 shares of the Company's Common Stock, to accredited investors (the "October 2003 Financing Transaction").

In connection with the October 2003 Financing Transaction, the Company issued shares of Series B Preferred Stock for $5,000 per share. The Series B Preferred Stock is convertible into a number of shares of Common Stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which is $2.50. The total number of shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock issued and sold was 3,070,000. As of September 30, 2004, 1,110 shares of the Series B Preferred Stock had been converted into 2,220,000 shares of Common Stock. As a result of the conversions, the Company recorded the unamortized balance of the prepaid first six-month dividend on the converted securities, or $83,248, during the twelve months ended September 30, 2004. As of September 30, 2004, the liquidation preference of the remaining 425 shares of Series B Preferred Stock was $2,125,000, and these were convertible into 850,000 shares of Common Stock. The Series B Preferred Stock accrues dividends of 6% per annum, increasing to 8% per annum on October 1, 2005. The dividend for the first six months was paid at closing by issuing 76,054 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding October 31, 2003. All further dividends will be paid on a semi-annual basis. Except in certain limited circumstances, the Company may opt to pay these dividends in cash or in shares of Common Stock. In addition, on November 9, 2004, the Company transferred in total 25,500 shares of its Common Stock to the remaining holders of the Series B preferred stock as payment for the dividend related to May 2004 through October 2004. The Company recognized expense of $53,125, which represents five months of the dividend due and is included in selling, general and administrative expenses for the twelve months ended September 30, 2004.

As part of the October 2003 Financing Transaction, the Company also issued warrants to purchase up to 1,228,000 shares of its Common Stock. These warrants are exercisable for a five-year term and have an initial exercise price of $3.32 per share, which represents 110% of the average closing price of the Common Stock for the five trading days preceding October 31, 2003. These warrants are immediately exercisable and expire on October 31, 2008. The Company has valued these warrants at $2,935,558, using the Black-Scholes option-pricing model.

Burnham Hill Partners, LLC, a division of Pali Capital, Inc. ("BHP"), served as placement agent for the transaction. As part of its commission, BHP received a cash placement fee equal to 7% of the gross proceeds received by the Company in connection with the financing. Based on the amount of the financing, this cash placement fee was approximately $540,000 (including reimbursement of out-of-pocket expenses), which was paid from gross proceeds received by the Company. BHP will also receive a cash placement fee of 4% of the aggregate consideration received by the Company in connection with the cash exercise of warrants issued to the investors in the financing, as well as certain warrants issued in the Company's previous financing (which were exercised prior to October 31, 2003). In addition, BHP, or its assigns, received warrants, with an exercise price of $0.01 per share, to purchase an aggregate of 150,430 shares of Common Stock. These warrants are immediately exercisable and expire five years after date of issuance. The Company has valued these warrants at $435,166, using the Black-Scholes option-pricing model and has treated this as a transaction cost.

The stock purchase agreement required the registration statement underlying the common stock being declared effective by the SEC. Failure to satisfy this contingency may have resulted in a portion or all of the proceeds being returned to the investors. The Company filed the required registration statement with the SEC on December 23, 2003 and it was declared effective on December 31, 2003. However, because the Company failed to initially file this registration statement with the SEC on or before December 15, 2003, it was potentially required to pay liquidated damages to each of the investors in the private offering of 3% of the investor's investment in cash for the first month of delay and 1.5% of the investor's investment for each additional month of delay in cash or shares of the Company's common stock, at its option. As of September 30, 2004, the Company had accrued $61,400 for these potential penalties, which is included in selling, general and administrative expenses. After the resolution of this item outside the Company's control, the Company accounted for the transaction in accordance with EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments,* allocating the proceeds received net of transaction costs based on the relative fair value of the redeemable convertible Series B Preferred Stock and the warrants issued to the investors, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities as follows:

Security	Face Value	Fair Value	Allocation of Proceeds, Net of Transaction Costs	Beneficial Conversion Feature	Discount
Redeemable convertible Series B preferred stock	$7,675,000	$12,398,195	$5,247,393	$3,655,607	$6,083,214
Warrants	—	$ 2,935,558	$1,242,441	—	—

The Company recognized the discount as interest expense through the earliest date of conversion and accordingly, the Company recorded $6,083,214 of additional interest expense during the year ended September 30, 2004.

K. LONG-TERM DEBT

Long-term debt consists of the following:

	September 30, 2004	September 30, 2003
Capital lease obligations	$ 495,355	$ 772,680
Less: Current portion	(184,177)	(271,090)
	$ 311,178	$ 501,590

At September 30, 2004, maturities of these obligations are as follows:

Fiscal Year	Principal	Interest	Total
2005	$184,177	$46,044	$230,221
2006	311,178	5,584	316,762
	$495,355	$51,628	$546,983

L. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its facilities under various operating leases that expire through October 2011.

Future minimum annual rentals under lease agreements at September 30, 2004 are as follows:

Fiscal Year	
2005	$1,064,605
2006	852,188
2007	888,801
2008	900,814
2009	852,832
Thereafter	520,242
Total	$5,079,482

Total rental expense including operating expenses and real estate taxes for operating leases amounted to $1,562,307, $2,458,841 and $2,884,385 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Certain of the facility leases contain escalation clauses, and rental expense has been recognized on a straight-line basis over the remaining lease term. At September 30, 2004 and 2003, deferred rent expense amounted to $101,936 and $75,483, respectively.

Letters of Credit

The Company utilizes a standby letter of credit to satisfy a security deposit requirement. This letter of credit is irrevocable and expires on July 15, 2005. In addition, the Company utilizes standby letters of credit to satisfy warranty commitments. These letters of credit are irrevocable and expires on February 15, 2005 and June 25, 2005. Outstanding standby letters of credit as of September 30, 2004 and 2003 were $961,900 and $81,748, respectively. The Company is required to pledge cash as collateral on these outstanding letters of credit. As of September 30, 2004 and 2003, the cash pledged as collateral for these letters of credit was $961,900 and $81,776, respectively, and is included in restricted cash and cash equivalents on the balance sheet.

Purchase Commitments:

In the ordinary course of business the Company enters into agreements with vendors for the purchase of goods and services through the issuance of purchase orders. In general the majority of these purchase do not represent commitments of the Company until the goods or services are received. In the third quarter of fiscal 2003 the company provided for approximately $900,000 related to outstanding purchase commitments that were related to its Shaker and UPS product lines (see Note F—Inventory). At September 30, 2004 and 2003 the balance outstanding on these purchase commitments was $390,330 and $631,151, respectively. These amounts are included in other accrued expenses in the Company's consolidated balance sheet.

Royalty Agreements

In connection with the purchase of certain intellectual property, equipment and other assets from Sipex Corporation ("Sipex") on September 27, 2002, Sipex will receive royalty payments between $250,000 and $650,000 from cash receipts from new sales of Sipex products by the Company through September 30, 2005.

Employment Agreements

The Company has employment agreements with certain employees that provide severance payments and accelerated vesting of options upon termination of employment under certain circumstances or a change of control, as defined. As of September 30, 2004, the Company's potential obligation to these employees was approximately $614,000.

Contract Losses

In late fiscal 2002, the Company entered into a fixed price contract with a customer. The fixed price contract, which initially totaled $1.1 million, involved milestones and progress payments and called for the delivery of four prototype power units. These new power units require substantial engineering to meet the space, thermal and performance requirements of the customer. At the end of fiscal 2003 the Company forecasted that the project would be completed during fiscal 2004 and the Company accrued $0.7 million for the then anticipated cost overrun to be incurred for the project. Subsequently the Company was successful in negotiating with the customer to increase the contract value by $0.4 million to a total of $1.5 million which was not recorded at that time due to technological uncertainties that existed at that time.

In the third and fourth quarters of fiscal 2004 and through December 23, 2004, the Company has encountered unanticipated problems related to performance requirements. At the end of the third quarter the Company had completed the technical design and were working on integration and testing. Currently, the Company estimates that it will incur costs of approximately $3.0 million to complete the project. Accordingly, the Company has recorded an additional charge in the third and fourth fiscal quarters of 2004 totaling $0.9 million.

Although the Company believes that it will complete this contract to the satisfaction of the customer, it is possible that the Company will not be successful. If this were to occur, the customer would have remedies, as defined in the contract, and the Company may be liable for those costs. The Company considers this unlikely and is unable to estimate any possible cost exposure at this time.

Litigation

From time to time, the Company is a party to routine litigation and proceedings in the ordinary course of business.

In July 2003, Donald R. Gililland, Sharon Gililland, Vernon Dunham and Jean Dunham, owners of the real property commonly known as 4890 E. La Palma Avenue, Anaheim, CA 92870 (collectively the "Owners"), filed a complaint with the Orange County Superior Court against the Company and co-defendant, Mechanical Technologies, Inc. ("MTI") for breach of lease relating to the former headquarters of Ling Electronics in Anaheim, CA. The Company acquired Ling Electronics from MTI in 1999. The complaint alleges, among other things, failure of the Company to maintain/repair premises. The Owners allege that the cost of correction and repair of the various breaches by the Company of its obligations under the Lease will exceed the sum of $400,000. The Company does not believe that this complaint has substantial merit and has vigorously defended against the claims. Discovery is ongoing. Trial is tentatively set for February 2005.

In October 2003, the Company was served with a Complaint by a former employee seeking, among other claims, severance and bonus compensation. In July of 2004, the employee filed an amended complaint in which two additional former employees joined the action seeking similar damages. The plaintiffs are seeking damages under multiple theories and claims in excess of $750,000. The Company has denied the allegations contained in the complaint and believes the claims are entirely without merit. It has and will continue to defend vigorously against the action.

On or about January 23, 2004, the Company received a communication from Maltmans, a Canadian insurance adjuster for Falconbridge Dominicana, C.Por.A. (Falcondo), providing notice of a claim against the Company for costs and damages resulting from a fire at Falcondo's facility in the Dominican Republic. The Company is a subcontractor on an installation at Falcondo's facility in the Dominican Republic. Maltmans sent similar demands to other contractors and suppliers of the project. Maltmans claims that preliminary estimates of losses are in excess of $10 million. Maltmans provided no basis for the estimated loss or any substantiation of the purported claim against the Company. The Company has maintained that there is no causal relationship between the products and services we provided at the facility and the fire that occurred. Our insurance company has coordinated the gathering of information regarding the fire with the general contractor and Falcondo's insurance representatives. On November 17, 2004, the Company received notification from Maltmans that they will not be seeking any compensation related to this claim.

On or about August 31, 2004, the Company was informed that Bristol Investment Group, Inc. had filed a Demand for Arbitration with the American Arbitration Association claiming that it was owed money and warrants under a September 2002 agreement whereby Bristol was to have arranged for a private placement financing transaction. The total amount at issue is approximately $240,000. The Company believes the demand is without merit and has counterclaimed against Bristol seeking repayment of monies already paid and unspecified damages for Bristol's breach of the agreement. The Company does not believe that the matter will materially adversely affect the Company's results of operations or financial condition.

The Company is not aware of any other current or pending litigation to which the Company is or may be a party that it believes could materially adversely affect our results of operations or financial condition or net cash flows.

M. EMPLOYEE BENEFIT PLAN

The Company offers a 401(k) Employee Benefit Plan (the "Plan"). Under the Plan, any regular employee, as defined by the Plan, who has completed six months of service and has attained the age of 21 years is eligible to participate. Under the terms of the Plan, an employee may defer up to 15% of his or her compensation through contributions to the Plan. During 1999, the Company extended the Plan to its wholly-owned U.S. subsidiaries. During 2002, the Company amended the Plan to, among other things, (1) allow any employee to be eligible to participate on his or her hire date; (2) allow an employee to defer up to 100% of his or her compensation, as limited under IRC Section 402(g), through contributions to the Plan; (3) increase the Company's match to 100% in the Company's Common Stock up to the first 6% of an employee's pay that he or she contributes to the Plan; and (4) make matching contributions in the Company's Common Stock which will be 100% vested. The match contribution will be determined in dollars and converted to shares of the Company's Common Stock using the share price of the last business day of each calendar quarter. The Company recorded matching contributions to the Plan of $541,634, $659,134 and $772,068 during the fiscal years ended September 30, 2004, 2003 and 2002, respectively. During 2004, 2003 and 2002, the Company issued 213,019 shares of the Company's Common Stock valued at $531,494, 802,095 shares of the Company's Common Stock valued at $749,572 and 202,049 shares of the Company's Common Stock valued at $423,091, respectively, as matching contributions to the Plan. The value of the Common Stock issued as matching contributions is based on the closing price of the Company's Common Stock on the Nasdaq National Market for the last day of the calendar quarter in which the contributions are made.

N. INCOME TAXES

The provision for income taxes consists of the following:

	Fiscal Years Ended September 30,		
	2004	2003	2002
Current payable:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
	—	—	—
Deferred tax expense/(benefit):			
Federal	$(795,401)	$(7,649,821)	$(6,097,603)
Foreign	—	—	—
State	(29,060)	(114,108)	(1,870,065)
Change in valuation allowance	824,461	7,763,929	7,967,668
	—	—	—
	—	—	—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of September 30, 2004 and 2003, the components of the net deferred tax assets/(liabilities) are as follows:

	2004	2003
Federal net operating loss	$ 27,282,201	$ 26,533,209
State net operating loss, net of federal benefit	3,627,768	3,326,385
Credits	929,615	1,111,818
Depreciation	453,723	1,163,347
Warrants to purchase common stock	218,955	181,418
Other	4,343,611	3,715,235
Valuation allowance	(36,855,873)	(36,031,412)
Net deferred income taxes	—	—

A valuation allowance against the recoverability of the net deferred tax assets has been established because more likely than not the Company will not be able to utilize certain deferred tax assets in future years. The Company has offset certain deferred tax liabilities with deferred tax assets that are expected to generate offsetting deductions within the same periods. The recognition of a portion of the valuation allowance on the deferred tax asset related to the net unrealized loss on the available for sale securities was applied directly to other comprehensive income.

The provision for income taxes differs from the federal statutory rate due to the following:

	Fiscal Years Ended September 30,		
	2004	2003	2002
Tax at statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(0.1)	(0.2)	(6.3)
Non-cash interest expense	21.3	5.2	—
Other	1.4	(0.7)	(0.7)
Foreign rate differential	3.8	5.0	—
Change in valuation allowance	(7.6)	24.7	41.0
Effective tax rate	—%	—%	—%

The numbers presented above related to the tax provision, the components of the Company's net deferred tax asset (liability), and the rate reconciliation for fiscal 2003 have been adjusted due to items originally being treated as temporary differences for financial reporting purposes now being classified as permanent differences. The result of the adjustment is a reduction of the deferred tax asset by approximately $5,000,000 (comprised primarily of federal and state net operating loss of approximately $3,000,000) offset by a reduction of the valuation allowance of approximately $5,000,000. Due to the full valuation allowance on the deferred tax asset there is no effect on any of the amounts reported in the Company's consolidated balance sheets or statements of operations as a result of these adjustments.

At September 30, 2004, the Company had net operating loss carry-forwards of approximately $80,000,000 and $48,000,000 for federal and state income tax purposes, respectively. The federal net operating losses expire beginning September 30, 2007 through 2024. The state net operating losses will expire beginning September 30, 2005 through 2014. The use of these losses may be limited due to ownership change limitations under Section 382 of the Internal Revenue Code.

O. STOCKHOLDERS' EQUITY

As of September 30, 2004, the Company has reserved 5,352,334 shares of Common Stock for issuance upon exercise of stock options and warrants, 1,970,878 shares for future issuances under its stock plans and 197,905 shares for future issuances as matching contributions under its 401(k) plan. The Company has also reserved 850,000 shares of Common Stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. As of September 30, 2004, holders of warrants and options to purchase an aggregate of 2,884,956 shares of the Company's Common Stock may exercise.

Investment from Mechanical Technology Incorporated

On October 21, 1999, the Company received a $7,070,000 investment from Mechanical Technology Incorporated ("MTI"). In consideration for MTI's investment, MTI received 1,030,000 shares of the Company's Common Stock at a discounted price of approximately $6.80 per share, and warrants to purchase an additional 100,000 shares of the Company's Common Stock at an exercise price of $8.80 per share and an expiration date four years from the date of issuance. MTI funded $2,570,000 of its investment in the Company on October 21, 1999 and received 370,800 of the 1,030,000 shares of the Company's Common Stock and a warrant to purchase 36,000 of the 100,000 shares of the Company's Common Stock. MTI made the remaining investment on January 31, 2000 of $4,500,000 and received the remaining 659,200 shares of the Company's Common Stock and a warrant to purchase the remaining 64,000 shares of the Company's Common Stock. The Company incurred approximately $95,000 of legal, accounting, consultation and filing fees in connection with this transaction. The Company has valued the warrants issued to MTI on October 21, 1999 and January 31, 2000, at $231,912 and $1,273,509, respectively, using the Black-Scholes option-pricing model.

In addition, the Company received a warrant to purchase 108,000 shares of MTI's common stock on October 21, 1999 and a warrant to purchase 192,000 shares of MTI's common stock on January 31, 2000 at exercise prices of $12.56 per share, as adjusted to reflect a 3:1 stock split in April 2000, and expiration dates four years from the date of issuance. The Company has valued the warrant received on October 21, 1999 and January 31, 2000 at $568,553 and $2,926,885, respectively, using the Black-Scholes option-pricing model, and has recorded the warrants as an asset and additional paid in capital. In accordance with EITF No. 96-11, *Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by FASB Statement No. 115*, options that are entered into to purchase securities that will be accounted for under SFAS No. 115 should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by SFAS No. 115 for that category of securities. The Company has designated that the securities to be purchased under the warrant agreement will be available-for-sale securities and, therefore, the Company has marked to market the fair value of the warrants at each reporting period date and has recorded any unrealized gains and losses as a component of accumulated other comprehensive loss included in stockholders' equity. At September 30, 2000, the warrants have an unrealized loss of $1,021,725, which is included in accumulated other comprehensive loss included in stockholders' equity.

On October 1, 2000, the Company adopted SFAS No. 133, which establishes a new model for accounting for derivatives and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Upon adoption of SFAS No. 133, the Company recorded the $1,024,725 unrealized loss on its investment in warrants to purchase MTI's common stock in its results of operations as a cumulative effect of a change in accounting principle to reflect the impact of adopting this accounting standard on October 1, 2000. As of September 30, 2003 and 2002, the warrants to purchase MTI's common stock have a fair value of $7,011 and $1,623, respectively, using the Black-Scholes option-pricing model. During the fiscal years ended September 30, 2003 and 2002, the Company recorded an unrealized gain (loss) in its statement of operations on the warrants to purchase MTI's common stock of $5,388 and ($373,856), respectively. The Company's warrants to purchase MTI's common stock expired unexercised on October 21, 2003 and January 31, 2004 and the Company no longer accounts for these warrants in accordance with SFAS No. 133.

Stock Options

Under the Company's 1992, 1994, 1996, 1998, 1999, 2000 and 2002 Stock Option Plans (collectively, the "Plans"), both qualified and non-qualified stock options may be granted to certain officers, employees, directors and consultants to purchase up to 5,250,000 shares of the Company's Common Stock. At September 30, 2004, 3,279,122 of the 5,250,000 stock options available for grant under the Plans have been granted.

The Plans are subject to the following provisions:

The aggregate fair market value (determined as of the date the option is granted) of the Company's Common Stock that any employee may purchase in any calendar year pursuant to the exercise of qualified options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of a qualified option to him or her, more than 10% of the total combined voting power of all classes of stock of the Company shall be eligible to receive any qualified options under the Plans unless the option price is at least 110% of the fair market value of the Company's Common Stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

Qualified options are issued only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the Company. Options granted under the Plans may not be granted with an exercise price less than 100% of fair value of the Company's Common Stock, as determined by the Board of Directors on the grant date.

Options under the Plans must be granted within 10 years from the effective date of the Plan. Qualified options granted under the Plans cannot be exercised more than 10 years from the date of grant, except that qualified options issued to 10% or greater stockholders are limited to five-year terms. All options granted under the Plans provide for the payment of the Company's exercise price in cash, or by delivery to the Company of shares of the Company's Common Stock already owned by the optionee having fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Generally, the options vest and become exercisable ratably over a four-year period.

The Plans contain antidilutive provisions authorizing appropriate adjustments in certain circumstances. Shares of the Company's Common Stock subject to options that expire without being exercised or that are canceled as a result of the cessation of employment are available for further grants.

A summary of the status of the Company's stock options as of September 30, 2004, 2003 and 2002 and changes for the fiscal years then ended are presented below.

	2004		2003		2002	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	3,068,682	$ 8.21	3,292,415	$9.08	2,708,073	$11.59
Granted	298,000	2.43	590,500	0.70	1,147,500	4.62
Exercised	(118,550)	0.66	(28,750)	0.64	—	—
Canceled	(1,186,838)	10.86	(785,483)	6.49	(563,158)	12.10
Outstanding at end of year	2,061,294	$ 6.30	3,068,682	$8.21	3,292,415	$ 9.08
Options exercisable at year-end	1,564,794	$ 7.00	2,203,695	$8.19	1,470,116	$10.17

The following table summarizes information about stock options outstanding as of September 30, 2004.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.41-$0.70	371,450	8.76	$ 0.63	354,950	$ 0.63
$1.19-$3.48	389,750	9.09	$ 2.45	139,875	$ 3.09
$3.50-$5.59	380,500	7.36	$ 5.34	209,250	$ 5.35
$5.69-$9.00	346,078	4.27	$ 6.68	346,078	$ 6.68
$9.20-$12.61	347,266	5.20	$ 9.99	290,516	$10.06
$17.56-$17.75	226,250	5.54	$17.57	224,125	$17.57
	2,061,294	6.86	$ 6.30	1,564,794	$ 7.00

At September 30, 2004, an additional 1,970,878 shares were available under the Plans for future grants.

During 2000, the Company granted 216,000 non-qualified stock options to employees at an exercise price of $17.56 per share outside of the Board approved Plans. As of September 30, 2004 and 2003, there were 41,000 options outstanding, which are included in the above table. As of September 30, 2004 and 2003, an additional 175,000 shares were available outside of the Board approved Plans for future grants.

On April 19, 2004, the Company completed the first phase of its stock option exchange offer. A total of 781,158 options with an average exercise price of approximately $12.30 were tendered by employees and directors and then cancelled by the Company in exchange for the future issuance of options. New options were to be issued in the final phase of the exchange offer on or after October 20, 2004 at the then current market price to employees and directors who are employed by the Company or serve as directors of the Company from the acceptance date through the date that the new options are granted. As of September 30, 2004, the Company is obligated to issue 658,508 options associated with the exchange, subject to certain conditions. Executive officers of the Company elected not to participate in the program. In October 2004, 658,508 options were granted to employees related to the tender offer at an exercise price of $2.08.

Warrants

On August 25, 1999, in connection with the $8 million private placement of 8,000 shares of the Company's 1999 Series A Convertible Preferred Stock, $0.01 par value per share, with Brown Simpson Strategic Growth Funds (see Note P), the Company issued common stock warrants to purchase up to 120,000 and 675,000 shares of the Company's Common Stock at an exercise price of $7.80 and $8.54, respectively. These warrants expired on August 25, 2003. The Company had valued these warrants at $2,369,292, using the Black-Scholes option-pricing model. At September 30, 2000, 18,000 shares of the Company's Common Stock had been purchased at an exercise price of $7.80 per share. On May 25, 2001, the Company issued 675,000 shares of its Common Stock in connection with the exercise of the warrant to purchase 675,000 shares of the Company's Common Stock at an exercise price of $8.54 per share. The aggregate gross proceeds to the Company as a result of the warrant exercised were $5,764,500. H.C. Wainwright & Co., Inc. received a commission of $230,580 upon the exercise of these warrants. In connection with the warrant exercise, the Company issued a new warrant to purchase 438,750 shares of the Company's Common Stock at an exercise price of $16.70 per share. The new warrant had a term of three years. The Company has valued this new warrant at $4,942,508 using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. On May 25, 2004, this warrant expired unexercised. On June 1, 2001, the Company issued 102,000 shares of its Common Stock in connection with the exercise of a warrant to purchase the Company's Common Stock at an exercise price of $7.80 per share. The aggregate gross proceeds to the Company as a result of the warrant exercise were $795,600. In connection with the warrant exercise, the Company issued a new warrant to purchase 66,300 shares of the Company's Common Stock at an exercise price of $16.70 per share. The new warrant had a term of three years. The Company had valued this new warrant at $707,036 using the Black-Scholes option-pricing model and had designated the warrant as an equity instrument in accordance with EITF 00-19. On June 1, 2004, this warrant expired unexercised.

On October 21, 1999, in connection with an investment by MTI, the Company issued a warrant to purchase up to 36,000 shares of the Company's Common Stock at an exercise price of $8.80 per share. On November 26, 2001, pursuant to the antidilutive provisions of this warrant, the Company adjusted the exercise price to $7.84 per share to reflect the effect of the distribution of the 5,000,000 shares of Beacon Power's common stock to its stockholders. This warrant expired on October 21, 2003 unexercised. On January 31, 2000, in connection with a second closing of this investment, the Company issued an additional warrant to purchase up to 64,000 shares of the Company's Common Stock at an exercise price of $8.80 per share. On November 26, 2001, pursuant to the antidilutive provisions of this warrant, the Company adjusted the exercise price to $7.84 per share to reflect the effect of the distribution of the 5,000,000 shares of Beacon Power's common stock to its stockholders. This warrant expired on January 31, 2004 unexercised. The Company valued the warrants issued to MTI on October 12, 1999 and January 31, 2000 at $231,912 and $1,273,509, respectively, using the Black-Scholes option-pricing model. At September 30, 2001, the Company valued these warrants at $234,699 and had designated the warrants as a liability in accordance with EITF 00-19, as a result of the warrant holders having rights that rank higher than those of common stockholders. Effective December 28, 2001, the Company amended these warrants, removing the provisions providing the warrant holders with right that rank higher than those of common stockholders. As a result of the amendment, these warrants meet the criteria of equity instruments in accordance with EITF 00-19 and, therefore, the Company reclassified the value of these warrants to equity from liabilities.

On November 16, 1999, in connection with the acquisition of certain intellectual property, equipment and other assets from Northrop Grumman Corporation, the Company issued a warrant to purchase up to 100,000 shares of the Company's Common Stock at an exercise price of $9.725 per share. The Company has valued this warrant at $631,000 using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. As of September 30, 2003, all of this warrant had been exercised.

On February 4, 2000, the Company issued to Northrop Grumman Corporation an additional warrant to purchase up to 100,000 shares of the Company's Common Stock at an exercise price of $9.725 per share. This warrant was exercisable upon the occurrence of certain defined events. This warrant expires on December 31, 2006, but since these conditions were not met, this warrant is no longer exercisable and is not included in the table below.

On August 23, 2002, in connection with the Investment Banking Agreement with J.P. Turner & Company, LLC, the Company issued a warrant to purchase up to 250,000 shares of the Company's Common Stock at an exercise price of $1.75 per share and vests in four equal installments. This warrant was to expire on August 23, 2005. The Company had valued this warrant at $299,925 using the Black-Scholes option-pricing model and had designated the warrant as an equity instrument in accordance with EITF 00-19. During fiscal year 2004, this warrant was exercised for 250,000 shares of the Company's Common Stock.

On September 13, 2002, in connection with the Loan and Security Agreement between the Company and Silicon Valley Bank, the Company issued a warrant to purchase up to 181,951 shares of the Company's Common Stock at an exercise price of $1.374 per share. This warrant was to expire on September 13, 2007. The Company had valued this warrant at $210,895 using the Black-Scholes option-pricing model and had designated the warrant as an equity instrument in accordance with EITF 00-19. On September 12, 2003, all of this warrant was exercised for 96,661 shares of the Company's Common Stock.

On December 19, 2002, the Company issued to Silicon Valley Bank, in connection with entering into a forbearance agreement with Silicon Valley Bank, a warrant exercisable for 15,763 shares of the Company's Common Stock, at an exercise price of $1.586 per share. The warrant expires on December 18, 2007. The Company has valued this warrant at $20,100 using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. At September 30, 2004, none of this warrant was exercised.

On February 18, 2003, the Company issued to 21 accredited investors, in connection with the purchase of the Series A Preferred Stock, warrants to purchase up to 1,269,000 shares of the Company's Common Stock, at an exercise price of $0.01 per share. The Company had valued these warrants at $1,104,031, using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. See Note J. On February 19, 2003, the Company issued 1,258,549 shares of its Common Stock, in connection with the exercise of these warrants.

On February 18, 2003, the Company issued to 21 accredited investors, in connection with the purchase of the Series A Preferred Stock, warrants to purchase up to 1,269,000 shares of the Company's Common Stock, at an initial exercise price of $1.50 per share. These warrants expire on February 19, 2008. The Company had valued these warrants at $747,753, using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. See Note J. In the event the Company fails to achieve EBITDA of at least $0.00 and a minimum of $13,500,000 in revenue in accordance with generally accepted accounting principles for the fourth quarter of fiscal year 2003, commencing on the date that the Company files its annual report on Form 10-K for the fiscal year ending September 30, 2003, the exercise price would have been reduced to $1.00. As a result, the Company accounts for this warrant using variable accounting until the contingency is resolved or the contingency provision expires. Because the Company did not achieve the financial conditions for its fourth quarter of fiscal year 2003, the exercise price of these warrants was to be reduced from $1.50 per share down to $1.00 per share commencing on the date the Company filed its Form 10-K for the fiscal year ended September 30, 2003. Accordingly, the Company considered this fact in determining the fair value at September 30, 2003. As of September 30, 2003, the fair value of these warrants was $2,309,719 and the Company recorded an unrealized loss of $1,561,966 during the fiscal year ended September 30, 2003. In October 2003, all of these warrants were exercised for 1,327,000 shares of the Company's Common Stock.

H.C. Wainwright & Co., Inc. ("H.C. Wainwright") served as placement agent for the Series A financing transaction and on February 18, 2003 received as part of its commission warrants from us to purchase an aggregate of 163,145 shares of Common Stock at an exercise price of $0.01 per share. These warrants are immediately exercisable and expire on February 18, 2008. As of September 30, 2004, warrants to purchase 132,555 shares of the Company's Common Stock have been exercised. In connection with the closing of the transactions contemplated by the Note and Warrant Purchase Agreement, H.C. Wainwright received additional warrants from the Company to purchase an aggregate of 42,920 shares of Common Stock at an exercise price of $0.01. These warrants are exercisable from the closing of the transactions contemplated by the Note and Warrant Purchase Agreement and expire on February 18, 2008. As of September 30, 2004, warrants to purchase 38,321 shares of the Company's Common Stock have been exercised. In addition, H.C. Wainwright agreed to receive warrants from the Company to purchase an aggregate of 100,148 shares of Common Stock at an exercise price of $0.01

per share in lieu of the cash placement fee in connection with the closing of the transactions contemplated by the Note and Warrant Purchase Agreement. These warrants were issued on February 18, 2003 and are exercisable from the closing of the transactions contemplated by the Note and Warrant Purchase Agreement and will expire on February 18, 2008. The Company had valued these warrants at $267,147, using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. See Note J. As of September 30, 2004, warrants to purchase 80,284 shares of the Company's Common Stock have been exercised.

On April 4, 2003, the Company issued to Silicon Valley Bank, in connection with the Amended and Restated Accounts Receivable Financing Agreement with Silicon Valley Bank, a warrant exercisable for 210,000 shares of the Company's Common Stock, at an exercise price of $1.05 per share. The warrant was due to expire on April 3, 2010. The Company had valued this warrant at $170,466 using the Black-Scholes option-pricing model and had designated the warrant as an equity instrument in accordance with EITF 00-19. As of September 30, 2004, all of this warrant was exercised for 210,000 shares of the Company's Common Stock.

On July 22, 2003, the Company issued to Fuel Cell Energy Inc., in connection with a materials financing arrangement, a warrant to purchase up to 250,000 shares of the Company's Common Stock, at an exercise price of $0.72. The warrant was due to expire on July 21, 2006. The Company had valued this warrant at $95,541 using the Black-Scholes option-pricing model and had designated the warrant as an equity instrument in accordance with EITF 00-19. The Company had recorded the fair value of this warrant as a reduction to revenue in the period this warrant was issued. As of September 30, 2004, all of this warrant was exercised for 250,000 shares of the Company's Common Stock.

On September 5, 2003, the Company issued to 9 accredited investors, in connection with the sale of secured convertible subordinated debentures ("Subordinated Debentures"), warrants to purchase up to 305,000 shares of the Company's Common Stock, at an exercise price of $0.01 per share. The Company had valued these warrants at $317,200, using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. See Note J. On September 5, 2003, the Company issued 305,000 shares of its Common Stock, in connection with the exercise of these warrants.

On September 5, 2003, the Company issued to 9 accredited investors, in connection with the sale of the Subordinated Debentures, warrants to purchase up to 305,000 shares of the Company's Common Stock, at an initial exercise price of $1.50 per share. These warrants expire on September 6, 2008. The Company had valued these warrants at $238,136, using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. See Note J. In the event the Company failed to achieve EBITDA of at least $0.00 and a minimum of $13,500,000 in revenue in accordance with generally accepted accounting principles for the fourth quarter of fiscal year 2003, commencing on the date that the Company filed its annual report on Form 10-K for the fiscal year ending September 30, 2003, the exercise price would have been reduced to $1.00. As a result, the Company accounts for these warrants using variable accounting until the contingency is resolved or the contingency provision expires. Because the Company did not achieve the financial conditions for its fourth quarter of fiscal year 2003, the exercise price of these warrants was reduced from $1.50 per share down to $1.00 per share. Accordingly, the Company considered this fact in determining the fair value at September 30, 2003. As of September 30, 2003, the fair value of these warrants was $555,100 and the Company recorded an unrealized loss of $316,964 during the fiscal year ended September 30, 2003. During the first quarter of fiscal 2004, these warrants were exercised for 305,000 shares of the Company's Common Stock.

In October 2003, the holders of the convertible subordinated debentures converted $762,500 into 610,000 shares of the Company's Common Stock. As a result of this conversion, the Company recorded the remaining unamortized balance of the prepaid first year interest, or $81,155, in October 2003. Also in October 2003, an additional investment of $70,000 was made by issuing $70,000 of convertible subordinated debentures. The Company also issued 8,298 shares of Common Stock as payment of the first year interest, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding February 18, 2003. These secured convertible subordinated debentures were subsequently converted at a conversion price per share of $1.25 into 56,000 shares of Common Stock. As a result of this conversion, the Company recorded all of the interest on these debentures in October 2003. In connection with this transaction, the Company issued warrants to purchase up to 28,000 shares of Common Stock. Warrants which were exercised at a price of $1.00 per share, and warrants to purchase up to 28,000 shares of Common Stock which were exercisable for one business day after the date of their issuance and had an exercise price of $0.01 per share. As of September 30, 2004, warrants were exercised for 56,000 shares of the Company's Common Stock.

On October 31, 2003, the Company completed a $7.7 million financing transaction involving the issuance of 1,535 shares of our Series B Convertible Preferred Stock, and warrants to purchase up to 1,228,000 shares of the Company's common stock, from 25 accredited investors. As part of the financing, the Company also issued warrants to purchase up to 1,228,000 shares of common stock. These warrants have an initial exercise price of $3.32 per share, which represents 110% of the average closing price of our common stock for the five trading days prior to October 31, 2003. These warrants are immediately exercisable and expire on October 31, 2008. As of September 30, 2004, none of these warrants have been exercised. Burnham Hill Partners, LLC, a division of Pali Capital, Inc. ("BHP"), served as placement agent for the transaction. As part of its commission, BHP received a cash placement fee equal to 7% of the gross proceeds received by the Company in connection with the financing. Based on the amount of the financing, this cash placement fee was approximately $540,000 (including reimbursement of out-of-pocket expenses), which was paid from gross proceeds received by the Company. BHP will also receive a cash placement fee of 4% of the aggregate consideration received by the Company in connection with the cash exercise of warrants issued to the investors in the financing, as well as certain warrants issued in the Company's previous financing (which were exercised prior to October 31, 2003). In addition, BHP, or its assigns, received warrants, with an exercise price of $0.01 per share, to purchase an aggregate of 150,430 shares of Common Stock. These warrants are immediately exercisable and expire five years after date of issuance. The Company has valued these warrants at $435,166, using the Black-Scholes option-pricing model and has treated this as a transaction cost. During fiscal year 2004, warrants were exercised for 145,248 shares of the Company's Common Stock.

On December 12, 2003, the Company amended its agreement with the Bank. In connection with the Amended Loan, the Company issued to the Bank a warrant to purchase up to 16,164 shares of its common stock, at an exercise price of $2.32 per share. This warrant is immediately exercisable and expires on December 11, 2010. The Company has valued this warrant at $32,087, using the Black-Scholes option-pricing model and has treated this as a deferred financing cost and is amortizing this value on a straight line basis through December 9, 2004. As of September 30, 2004, none of this warrant has been exercised.

A summary of the status of the Company's warrants as of September 30, 2004, 2003 and 2002 and the changes for the fiscal years then ended are presented below. The actual common shares issued on warrants exercises in fiscal 2004 and 2003, is less than the table presented below due to cashless exercises. The actual common shares issued under warrant exercises for fiscal 2004 and 2003, was

2,483,889, and 1,781,152, respectively and the Company received proceeds of $1,857,955 and $7,769, respectively.

	2004		2003		2002	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	3,084,085	$ 4.03	1,037,001	$9.55	705,050	$14.45
Granted	1,450,594	$ 2.87	3,929,976	0.71	431,951	1.59
Exercised	(2,609,467)	$ 1.24	(1,882,892)	0.14	—	—
Canceled	(605,050)	$15.24	—	—	(100,000)	9.73
Outstanding at end of year	1,320,162	$ 3.14	3,084,085	$4.03	1,037,001	$ 9.55

Consulting Arrangement with Aurelius Consulting Group, Inc.

Pursuant to a marketing agreement, dated September 2, 2003, with Aurelius Consulting Group, Inc., as part of the compensation for the services to be provided by Aurelius under the agreement, which has a term of 12 months, the Company agreed to issue to Aurelius 45,000 shares of Common Stock per quarter, payable at the midpoint of each quarter, subject to renegotiation after the first six months. As of September 30, 2003, the Company had not yet issued the shares and has recorded its pro-rata share of the value of these shares based on the closing price of its Common Stock as listed on the Nasdaq National Market. As of September 30, 2004, the agreement was renegotiated and the Company issued 90,000 shares of common stock to Aurelius. The Company has expensed approximately $192,000 during fiscal year 2004.

Universal shelf registration statement on form S-3. Recent sales of Common Stock.

On June 16, 2004, SatCon Technology Corporation (the "Company") filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC"). The registration statement was declared effective by the SEC, allowing the Company to offer and sell up to $25 million aggregate amount of its common stock, preferred stock and warrants from time to time in one or more offerings. The terms of any such future offerings would be established at the time of such offering. At the time any of the securities covered by the registration statement are offered for sale, a prospectus supplement will be prepared and filed containing specific information about the terms of any such offering.

On December 22, 2004, we sold 4,848,485 shares of common stock under the universal shelf registration statement to a group of investors for proceeds of $7,470,000, net of transaction costs. As part of the December 22, 2004 financing we also issued warrants to purchase up to 2,181,818 shares of common stock. These warrants have an exercise price of $2.00 per share. These warrants are immediately exercisable and expire on December 21, 2009. A portion of the proceeds was used to pay off amounts outstanding on the line of credit.

P. PREFERRED STOCK

The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"). The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

See Note J for a discussion of redeemable convertible Series A preferred stock issued in February 2003 and Series B preferred stock issued in October 2003.

On August 25, 1999, the Company completed an $8 million private placement of 8,000 shares of its Series A Redeemable Convertible Preferred Stock, $0.01 par value per share (the "1999 Series A Preferred Stock"), with Brown Simpson Strategic Growth Funds ("Brown Simpson"). The 1999 Series A Preferred Stock was convertible into 1,025,641 shares of the Common Stock.

In connection with the transaction, Brown Simpson also received warrants to purchase up to 675,000 fully vested and immediately exercisable additional shares of Common Stock at $8.54 per share (the "Brown Simpson Warrants"). The Brown Simpson Warrants were to expire on August 25, 2003. The Company has valued these warrants at $1,818,558 based on the fair value of these warrants, as determined by the Black-Scholes option-pricing model, and has recorded this amount as a discount to the Preferred Stock. In addition, the Company incurred direct costs of $1,338,234 in connection with this preferred stock offering which have also been recorded as a discount to the Series A Preferred Stock.

H.C. Wainwright & Co., Inc. ("H.C. Wainwright") served as placement agent for the transaction and received a commission of $560,000 and warrants to purchase 120,000 shares of the Company's Common Stock at $7.80 per share. These warrants were to expire on August 25, 2003. H.C. Wainwright will also receive a future fee in the amount of 4% of any monies received by the Company upon the exercise of the Brown Simpson Warrants. The Company has recorded the fair value of these warrants, as determined by the Black-Scholes option-pricing model, of $550,734 as a discount to the 1999 Series A Preferred Stock.

The Company valued the 1999 Series A Preferred Stock at issuance to be $4,843,208 based on the relative fair market values of the financial instruments issued in connection with this placement and net of offering costs. The Company was accreting the carrying value of the preferred stock to its redemption value of $8,000,000, using the effective interest method.

On March 7, 2000, the preferred stockholders elected to convert all 8,000 shares of the 1999 Series A Preferred Stock into 1,025,641 shares of Common Stock, which resulted in the accretion of an additional $3,105,888 of the discount on the redeemable preferred stock during the fiscal year ended September 30, 2000.

Q. SIGNIFICANT CUSTOMERS

Significant customers, defined as those customers that account for 10% or more of total net revenue in a fiscal year or 10% or more of accounts receivable and unbilled contract costs and fees at the end of a fiscal year, were as follows:

	Percentage of Total Net Revenue Fiscal Years Ended September 30,			Percentage of Accounts Receivable and Unbilled Contract Costs and Fees at September 30,	
Customer	**2004**	**2003**	**2002**	**2004**	**2003**
General Atomics	*	10%	12%	*	*

* Less than 10%

In addition, management estimates that approximately 50% of the revenue during fiscal years 2003 and 2004 was derived from government contracts and subcontracts with the U.S. government's prime contractors.

R. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-Cash Investing and Financing Activities

	Fiscal Years ended September 30,		
	2004	2003	2002
Accretion of redeemable convertible preferred stock discount	$6,083,214	$ 2,460,465	—
Accretion of convertible subordinated debentures discount	$ 185,554	$ 438,865	—
Common stock issued in lieu of 1st year dividend on redeemable convertible Series A Preferred Stock	—	$ 325,589	—
Common stock issued in lieu of 1st year interest on the convertible subordinated debentures	—	$ 79,181	—
Valuation adjustment for warrants to purchase common stock	$ (90,454)	$ 81,501	$ (560,927)
Valuation adjustment for Series B warrants	—	$(1,878,930)	—
Contingent obligation to common stock warrant holders	—	—	$ (42,251)
Change in unrealized gain (loss) on marketable securities	—	—	$ (26,367)
Change in unrealized loss on Beacon Power Corporation common stock	—	—	$(6,352,979)
Write-down of investment in Beacon Power Corporation common stock	—	$ (541,885)	$(1,400,000)

Net cash received from the acquisitions of certain intellectual property, equipment and other assets from Sipex Corporation was as follows:

	Fiscal Year ended September 30, 2002
Fair value of assets acquired	$ 416,747
Liabilities assumed, including transaction costs	(416,747)

Interest and Income Taxes Paid

Cash paid for interest and income taxes was as follows:

		Fiscal Years ended September 30,	
	2004	2003	2002
Interest	$175,663	$386,652	$159,745
Income taxes	—	—	—

S. ACQUISITIONS

Sipex Corporation

On September 27, 2002, the Company purchased certain intellectual property, equipment and other assets from Sipex Corporation ("Sipex"). These assets were used by Sipex in connection with its thin film and hybrid assembly business. In consideration for these foregoing asset, Sipex will receive royalty payments up to $183,500 based on cash receipts from existing backlog and between $400,000 and $1,050,000 from cash receipts from new business of Sipex products by the Company for the subsequent three years. The purchase price was determined based on the sum of (1) the present value of the minimum payments required under the purchase and sale agreement of $309,608 and (2) the royalty payments related to the backlog as of September 27, 2002 of $107,139. The Company has recorded these amounts as a liability and will accrete them by charging interest expense until paid. The

Company will charge, to the extent of the liability established for that year, contingent payments against the liability. Payments in excess of that year's liability will be charged as a royalty expense in the statement of operations. The purchase price of the asset purchase has been allocated as follows:

Inventory	$330,708
Property and equipment	86,039
	$416,747

The pro forma financial information has not been presented, as this transaction is the purchase of assets rather than a business combination.

The following is a rollforward of the minimum payment required under the purchase and sale agreement:

	September 30,	
	2004	2003
Beginning balance	$206,089	$ 416,747
Accretion for the fiscal year ended September 30, 2004	30,868	41,604
Royalty payments made during the fiscal year ended September 30, 2004	(87,594)	(252,262)
	$149,363	$ 206,089

In addition, during the fiscal years ended September 30, 2004 and 2003, the Company recorded $12,518 and $155,359, respectively, of royalty expense in connection with this agreement.

T. LOSS PER SHARE

The following is the reconciliation of the numerators and denominators of the basic and diluted loss per share computations:

	Fiscal Years ended September 30,		
	2004	2003	2002
Net loss attributable to common shareholders	$(10,958,470)	$(31,481,162)	$(20,760,598)
Basic and diluted:			
Common shares outstanding, beginning of year	21,023,200	16,741,646	16,539,597
Weighted average common shares issued during the year	5,811,270	1,515,866	57,217
Weighted average shares outstanding—basic and diluted	26,834,470	18,257,512	16,596,814
Net loss attributable to common shareholders per weighted average share, basic and diluted	$ (0.41)	$ (1.72)	$ (1.25)

At September 30, 2004, 2003 and 2002, options and warrants to purchase 3,381,456, 6,152,767 and 4,329,416 shares of common stock, respectively, were excluded from the diluted weighted average common shares outstanding as their effect would be antidilutive. In addition, as of September 30, 2004, 850,000 shares of common stock issuable upon conversion of the redeemable convertible Series B preferred stock were excluded from the diluted weighted average common shares outstanding as their effect would be antidilutive. In addition, as of September 30, 2003, 1,327,000 and 610,000 shares of common stock issuable upon conversion of the redeemable convertible Series A preferred stock and the convertible subordinated debentures, respectively, were excluded from the diluted weighted average common shares outstanding as their effect would be antidilutive.

U. SEGMENT DISCLOSURES

The Company's organizational structure is based on strategic business units that perform services and offer various products to the principal markets in which the Company's products are sold. These business units equate to three reportable segments: Applied Technology, Power Systems and Electronics.

SatCon Applied Technology, Inc. performs research and development services in collaboration with third parties. SatCon Power Systems, Inc. specializes in the engineering and manufacturing of power systems. SatCon Electronics, Inc. designs and manufactures electronic products. The Company's principal operations and markets are located in the United States.

The accounting policies of each of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenue and profit and loss from operations, including amortization of intangibles. Common costs not directly attributable to a particular segment are included in the Applied Technology segment. These costs include corporate costs such as executive officer compensation, facility costs, legal, audit and tax and other professional fees and totaled $2,445,507, $4,574,291 and $4,282,821 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively. In addition, for the fiscal year ended September 30, 2002, these costs include $1,500,000 for restructuring costs.

The following is a summary of the Company's operations by operating segment:

	Fiscal Years ended September 30,		
	2004	2003	2002
Applied Technology:			
Funded research and development and other revenue	$ 7,186,714	$ 5,281,607	$ 10,831,004
Loss from operations, including amortization of intangibles of $321,685, $325,919 and $355,535 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively and restructuring costs of $1,500,000 for the fiscal year ended September 30, 2002	$ (3,431,694)	$ (6,457,938)	$ (5,653,791)
Power Systems:			
Product revenue	$ 17,425,084	$ 12,454,790	$ 19,909,002
Loss from operations, including amortization of intangibles of $0, $53,793 and $108,126 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively, and write-off of impaired assets of $6,451,082 for the fiscal year ended September 30, 2003	$ (759,411)	$(19,078,534)	$(13,032,720)
Electronics:			
Product revenue	$ 9,546,025	$ 9,193,806	$ 10,889,653
Income (loss) from operations, including amortization of intangibles of $125,000, for the fiscal years ended September 30, 2004, 2003 and 2002	$ 181,410	$ (602,096)	$ (294,301)
Consolidated:			
Product revenue	$ 26,971,109	$ 21,648,596	$ 30,798,655
Funded research and development and other revenue	$ 7,186,714	5,281,607	10,831,004
Total revenue	$ 34,157,823	$ 26,930,203	$ 41,629,659
Operating loss	$ (4,009,695)	$(26,138,568)	$(18,980,812)
Net realized gain on sale of marketable securities	—	—	16,956
Net unrealized gain (loss) on warrants to purchase common stock	(90,454)	81,501	(518,676)
Unrealized loss on series B warrants	35,442	(1,878,930)	—
Write-down of investment in Beacon Power Corporation common stock	—	(541,885)	(1,400,000)
Realized gain from sale of Beacon Power Corporation common stock	—	898,637	—
Other (loss) income	(1,629)	70,703	(10,000)
Interest income	12,456	5,375	291,679
Interest expense	(6,904,590)	(3,977,995)	(159,745)
Net loss	$(10,958,470)	$(31,481,162)	$(20,760,598)

Common assets not directly attributable to a particular segment are included in the Applied Technology segment. These assets include cash and cash equivalents, prepaid and other corporate assets and amounted to $2,924,667 and $1,578,302 at September 30, 2004 and 2003, respectively. The following is a summary of the Company's assets by operating segment:

	September 30, 2004	September 30, 2003
Applied Technology:		
Segment assets	$ 7,738,618	$ 6,977,993
Power Systems:		
Segment assets	11,284,272	11,189,338
Electronics:		
Segment assets	6,816,668	6,717,121
Consolidated:		
Segment assets	25,839,558	24,884,452
Warrants to purchase common stock	7,036	97,490
Total assets	$25,846,594	$24,981,942

The Company operates and markets its services and products on a worldwide basis with its principal markets as follows:

	Fiscal Years ended September 30, 2004	2003	2002
Revenue by geographic region based on location of customer:			
United States	$30,424,627	$23,605,738	$34,450,326
Rest of world	3,733,196	3,324,465	7,179,333
Total revenue	$34,157,823	$26,930,203	$41,629,659

	September 30, 2004	September 30, 2003
Long-lived assets (including goodwill and intangible assets) by geographic region based on location of operations:		
United States	$8,941,166	$10,440,369
Rest of world	67,600	109,592
Total long-lived assets (including goodwill and intangible assets)	$9,008,766	$10,549,961

V. RESTRUCTURING COSTS

During April 2002, the Company commenced a restructuring plan designed to streamline its production base, improve efficiency and enhance its competitiveness and recorded a restructuring charge of $1.5 million. The restructuring charge included approximately $655,000 for severance costs associated with the reduction of approximately 60 employees. As of September 30, 2002, 56 employees had been terminated and $507,504 of the severance had been paid. As of September 30, 2004, all 60 employees had been terminated and $565,647 of the severance had been paid. The balance of the restructuring charge relates to the closing of the Anaheim, CA facility. These costs include approximately $270,000 of cash charges primarily related to rent, real estate taxes and operating costs to be paid from October 1, 2002 through June 30, 2003, the remainder of the lease, and an estimated

$350,000 of other cash charges for restoration and clean-up. As of September 30, 2002, no amounts had been paid or charged against these amounts. As of September 30, 2003, the Company had paid $270,000 of the $270,000 of charges primarily related to rent, real estate taxes and operating. As of September 30, 2003, $43,680 had been paid against the $350,000 of other cash charges for restoration and clean-up. In addition, approximately $225,000 of the restructuring charge related to non-cash charges on assets to be disposed of. As of September 30, 2002, no assets had been disposed of nor have any amounts been charged against this amount. As of September 30, 2004, $125,061 net book value of assets have been identified and written off against this amount.

The following is a status of the Company's accrued restructuring costs and the changes for the periods then ended:

	Balance September 30, 2002	Amounts Paid or Assets Disposed Of	Balance September 30, 2003	Amounts Paid or Assets Disposed Of	Balance September 30, 2004
Severance costs	$147,496	$ (58,143)	$ 89,353	$—	$ 89,353
Facility costs	620,000	(313,680)	306,320	—	306,320
Equipment costs	225,000	(125,061)	99,939	—	99,939
Accrued restructuring costs	$992,496	$(496,884)	$495,612	$—	$495,612

W. PRODUCT WARRANTIES

In its Power Systems Division the Company provides a warranty to its customers for most of its products sold. In general the Company's warranties are for one year after the sale of the product, and in some limited instances two years. The Company reviews its warranty liability quarterly. Factors taken into consideration when evaluating the Company's warranty reserve are i.) Historical claims for each product, ii.) The development stage of the product, and iii.) Other factors.

The following is a summary of the Company's accrued warranty activity for the following periods:

	September 30, 2004	September 30, 2003
Balance at beginning of year	$ 765,336	$ 834,544
Provision	35,127	161,283
Usage	(158,881)	(317,051)
other	537	86,560
Balance at end of year	$ 642,119	$ 765,336

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SatCon Technology Corporation:

We have audited the accompanying consolidated balance sheets of SatCon Technology Corporation and its subsidiaries (the Company) (a Delaware corporation) as of September 30, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows for each of the three years in the period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SatCon Technology Corporation and its subsidiaries as of September 30, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company incurred a net loss of $10,958,470 during the fiscal year ended September 30, 2004, and, as of that date, the Company used $5,469,747 in its operating activities. In addition, the Company has historically incurred losses and used cash, rather than provided cash, from operations. The Company currently has a line of credit agreement which expires on March 1, 2005. The line of credit contains certain restrictive covenants. The Company needs to achieve quarterly revenues at levels it has not achieved in the recent past in order to reach an estimated breakeven cash run rate and to remain in compliance with certain covenants in the line of credit agreement. In addition, the Company has not yet been successful in completing its fixed price contract with EDO Corporation as discussed in Note B. Due to the technical challenges associated with this contract it is possible that the Company will overrun its latest forecast before successfully completing the contract as it has done in the past. Additionally, if the Company is unable to complete this contract as envisioned it may continue to incur losses putting a strain on cash flow and exposing the Company to potential contractual remedies. If this were to occur it could result in non-compliance with the Amended Loan covenants, as define. These factors, among others, as discussed in Note B to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ GRANT THORNTON LLP

Boston, Massachusetts
December 23, 2004

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is publicly traded on the Nasdaq National Market under the symbol "SATC."

The following table sets forth the range of high and low sales prices of our common stock as reported on the Nasdaq National Market for our fiscal years ended September 30, 2003 and 2004:

	High	Low
Fiscal Year Ended September 30, 2003		
First Quarter	$1.99	$1.10
Second Quarter	1.59	0.70
Third Quarter	0.99	0.59
Fourth Quarter	4.30	0.36
Fiscal Year Ended September 30, 2004		
First Quarter	3.69	1.62
Second Quarter	3.18	1.62
Third Quarter	3.96	1.94
Fourth Quarter	2.58	1.68

On December 9, 2004, the last reported sale price of our common stock as reported on the Nasdaq National Market was $2.00 per share. As of December 9, 2004, there were 28,333,210 shares of our common stock outstanding held by approximately 280 holders of record.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our Amended and Restated Accounts Receivable Financing Agreement with Silicon Valley Bank, dated as of December 9, 2003, as amended, provides for certain limitations on the payment of dividends by us on our common stock. Furthermore, under the terms of our Series B Preferred Stock, we may not pay dividends on our common stock without the consent of the holders of at least 75% of the outstanding shares of Series B Preferred Stock.

CORPORATE OFFICE

27 Drydock Avenue
Boston, MA 02210
617-897-2400
www.satcon.com

DIRECTORS

David B. Eisenhaure
Chief Executive Officer and
Chairman of the Board
SatCon Technology Corporation

Michael C. Turmelle
President, SatCon Power Systems
Director, SatCon Technology Corporation

James L. Kirtley, Jr.
Director, SatCon Technology Corporation
Professor of Electrical Engineering
Massachusetts Institute of Technology

Marshall J. Armstrong
Former Chief Executive Officer
and Chairman of the Board
Thermo Power Corporation

Alan P. Goldberg
President, Chief Executive Officer
and Director
First Albany Companies, Inc.

Anthony J. Villioti
Former Vice President and Chief
Financial Officer, AquaSource

Joseph E. Levangie
Chief Executive Officer
JEL & Associates

Andrew R. Muir
Director

OFFICERS

David B. Eisenhaure
Chief Executive Officer and
Chairman of the Board

Millard S. Firebaugh
President and Chief Operating Officer

David E. O'Neil
Vice-President of Finance and
Treasurer

STOCK TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
New York, NY 10038
Shareholder Services:
877-777-0800 or info@amstock.com

COUNSEL

Greenberg Traurig, LLP
Boston, MA

INDEPENDENT ACCOUNTANTS

Grant Thornton LLP
Boston, MA

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at SatCon Technology Corporation, 27 Drydock Avenue, 6th Floor, Boston, MA 02210 at 10:00 a.m., Wednesday, May 18, 2005. Stockholders of record on April 6, 2005 will be entitled to vote at this meeting.

STOCK LISTING

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SATC."

ADDITIONAL INFORMATION

Copies of the Company's annual or quarterly reports as filed with the Securities and Exchange Commission can be obtained free of charge by calling SatCon at 617-897-2400, by contacting us through our web site at www.satcon.com, or by writing to: SatCon Technology Corporation, 27 Drydock Avenue, 6th floor, Boston, MA 02210.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws. See the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for matters to be considered in this regard.

SATCON TECHNOLOGY CORPORATION
27 DRYDOCK AVENUE
BOSTON, MA 02210
617-897-2400
WWW.SATCON.COM